ORBIS

Warsaw, 2001-10-17

U.S. POST OFFICE
DELAYED

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
JAN 2 4 2002
316
WASH, D.C. SECTION

Ref.: 82-5025

02002753

SUPPL

Dear Sirs,

Please find enclosed the copy of „Orbis" S.A. Semi-annual 2001 Consolidated report.

Best regards

Krzysztof Gerula
Vice-President

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

82-5025

ORBIS HOTELS

SAPs - 2001
semi - annual report

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

ORBIS S.A.
CAPITAL GROUP

AUDITOR'S REPORT
ON THE REVIEW OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2001 TOGETHER WITH THE FINANCIAL STATEMENTS

AUDITOR'S REPORT ON THE REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS OF ORBIS S.A. CAPITAL GROUP FOR THE PERIOD BETWEEN 1 JANUARY 2001 AND 30 JUNE 2001.

To the Shareholders, Supervisory Board and Management Board of Orbis S.A.

We have reviewed the consolidated financial statements of the Capital Group for which Orbis S.A. located in Warsaw, ul. Bracka 16, is the holding company, including:

- consolidated balance sheet prepared as of 30 June 2001, with total assets and liabilities of PLN 1,411,967 thousand,
- consolidated profit and loss account for the period from 1 January 2001 to 30 June 2001 disclosing a net profit of PLN 18,125 thousand,
- consolidated cash flow statement for the period from 1 January 2001 to 30 June 2001 showing a net cash inflow of PLN 12,798 thousand during the reporting period,
- additional information including in particular:
  - introduction,
  - specification of changes in consolidated equity, disclosing the balance of PLN 1,080,161 thousand as of 30 June 2001,
  - explanatory notes to the balance sheet, profit and loss account and the cash flow statement together with a narrative part.

The accuracy, fairness and clarity of information included in the consolidated financial statements are the responsibility of the Management Board of the holding company. Our responsibility was to review these financial statements.

Our review was performed in accordance with:

- auditing standards issued by the National Board of Certified Auditors.
- the ordinance of the Council of Ministers of 22 December 1998 on the type, form and scope of current and periodic information as well as deadlines for their submission by issuers of securities admitted for public trading.

The review was performed primarily by analysing the information included in the consolidated financial statements, by reviewing the consolidation documentation and based on insights provided by the Management Board and the financial and accounting staff of the holding company.

The scope and method of review are substantially different from an audit's. It is not an objective of the review to express an opinion on the accuracy, fairness and clarify of the financial statements. Therefore, no such opinion is issued.

Our review did not indicate that any material adjustments were required in the attached consolidated financial statements to ensure an accurate, fair and clear presentation of the economic and financial condition of Orbis S.A. Capital Group as of 30 June 2001 and its financial result, profitability and cash flows in the period of 6 months then ended, in accordance with the accounting principles defined in the Accounting Act of 29 September 1994 (Dz. U. No. 121, item 591) and accompanying regulations.

The review report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

Maria Papaj

Certified auditor
No. 9495/7086

Deloitte & Touche Audit Services Sp. z o.o.
Warsaw, ul. Fredry 6

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

represented by:

Warsaw, 2 October 2001

Introduction

1. The ensuing consolidated report presents financial figures contained in the balance sheet prepared as of June 30, 2001, and in the profit and loss account as well as the in cash flow report covering the first six months of the year 2001.

2. The consolidated report of the Orbis Group includes:
- integrated financial statements of all the organizational units of the Company Orbis S.A.,
- integrated financial statements of all the organizational units and companies consolidated within the Company PBP Orbis Sp. z o.o.
- financial statements of Orbis Transport Sp. z o.o.,
- as well as an affiliated company, Orbis Casino Sp. z o.o., accounted for by the equity method.

3. The report for the past periods has not been adjusted.

4. The accounting principles

4.1. Basis for preparation of the consolidated financial statements

The financial statements of the Group were prepared pursuant to the provisions of the Polish Accounting Act of September 29, 1994, as further amended.
The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

4.2. The principles of consolidation

The consolidated financial statements prepared as of June 30, 2001, include the financial statements of the joint-stock company Orbis S.A., the consolidated financial statements of a limited liability company Polskie Biuro Podró¿y Orbis Sp. z o.o., in which Orbis S.A. holds 69.89% of shares, the financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 82.38% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:
1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.

The consolidated financial statements prepared as of June 30, 2001, of the Polskie Biuro Podró¿y Orbis Sp. z o.o. include the financial statements of CB International Sp. z o.o., an affiliated company in which PBP Orbis Sp. z o.o. holds 49.0% of shares.

The financial statements of the Group Polskie Biuro Podró¿y Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. have been fully consolidated.

The financial statements of Orbis Casino Sp. z o.o. have been accounted for by the equity method.

In respect of the financial statements of the remaining subsidiaries and associated companies in which, as of June 30, 2001, Orbis S.A. held above 20% of shares and which have not been consolidated pursuant to Article 56 § 2 of the Polish Accounting Act of September 29, 1994, the figures disclosed in the financial statements of these entities are negligible as compared to the corresponding items of the parent (dominant) company. These figures presented in the manner envisaged for summarized financial statements of organizations, which have been excluded from consolidation, have been disclosed in the consolidated annual report for the year 2000. The said report was delivered to the Stock Exchange on April 30, 2001.

4.3. Consolidation reserve

The consolidation reserve has been created as a result of difference between the share acquisition price and the net asset value calculated in proportion to the participation in the share capital of the subsidiary company Orbis Transport Sp. z o.o..

balance as of the date of consolidation	PLN 3,932 thousand
depreciation for the entire period	PLN 2,751 thousand
balance as of June 30, 2001,	PLN 1,181 thousand.

4.4 Intangible fixed assets

The intangible fixed assets shown in the consolidated financial statements have been valued at acquisition cost less depreciation calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).

4.5 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those subsequently acquired have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz.U." of 2000, no 54, item 654).

The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office [GUS]. The net result of fixed assets revaluation is appropriated directly to reserves. The last revaluation of fixed assets was performed as of January 1, 1995.

Work in progress is valued at acquisition price or cost of manufacturing, taking into account exchange rate differences and interest due throughout the duration of investment financing, until its completion.

With respect to work in progress which has been terminated, a provision equal to the expenditure borne during the reporting period is set aside. In the past years, companies belonging to the Orbis Group benefited from the investment reliefs on corporate tax payments: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

4.6. Financial fixed assets

Investment in capital instruments, i.e. shares and interest in other companies and long term securities are appraised at their acquisition cost.

In case of investments deemed to have permanently deteriorated in value, write-offs in the amount equivalent to the loss in value of such investments are posted to the costs.

In respect of interest in affiliated companies accounted for by the equity method, the value of interest held has been adjusted to take into account equity increases in the affiliated entities which took place during the financial year and which are attributable to the dominant company.

4.7. Stocks

Stocks of tangible assets are reported at their acquisition price or cost of manufacturing that may not, however, exceed their net realizable value.

Raw materials, goods for resale, foodstuffs and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price.

Tourist services currently rendered are valued on the basis of actual costs incurred.

4.8. Creditors and debtors

Amounts due to creditors and from debtors are reported according to the actual value due to be paid. Transactions in foreign currencies are converted according to the rate of exchange as of the date of transaction. Negative realized and unrealized exchange rate differences arising as a result of difference in the dates of accounting and transaction settlement are shown as financial costs. Positive realized exchange rate differences are reported as financial income. Unrealized differences are shown in the balance sheet as deferred income until they are received.

As of the date of preparation of the financial statements, all amounts due to creditors and from debtors denominated in foreign currencies are converted according to the average rate of exchange of a given currency announced by the President of the National Bank of Poland.

Provisions for receivables and debts are raised according to the rules laid down in Article 37 section 1 points 1, 2 and 3 of the Polish Accounting Act, i.e. provisions are made for receivables from debtors put into liquidation, receivables from debtors in case their petition in bankruptcy has been denied, receivables questioned by debtors (provision for these receivables is set up in the amount equal to 10%% of the principal debt) and receivables from debtors evading payment for over 6 months. In case of receivables overdue for over 6 months, provisions are set aside according to the following rates:

- over 6 months overdue	50% of the principal debt,
- over 9 months overdue	80% of the principal debt,
- over 1 year overdue	100% of the principal debt.

4.9. Tradable securities, cash and cash equivalents

Tradable securities are valued in the following manner:

- debt securities at their realizable value as of the balance date, while the difference between the acquisition cost and the actual realizable value is posted as financial income or reported as financial cost,
- shares, interest and other securities at acquisition cost which may not exceed their realizable value.

Cash denominated in Polish Zloty is appraised according to its nominal value, while cash denominated in foreign currencies is converted into the Polish Zloty at the purchase rate which may not exceed the average rate announced by the by the President of the National Bank of Poland on the balance date.

4.10. Deferred costs

Deferred costs are reported according to Article 39 of the Polish Accounting Act, i.e. if the expenditures on operating activity relate to the months following the month in which they were incurred, they are cleared during the period to which they relate, while the costs of repairs are absorbed over 12 - 60 months. The costs of the so-called low-priced tangible assets constituting equipment of newly built or thoroughly modernized hotels recently put into operation are absorbed over the period of 24 months.

4.11. Jubilee awards, retirement reimbursement and remunerations for overdue vacations

According to the adopted remuneration scheme, the Group's employees are entitled to jubilee awards in respect of certain duration of service to the Group as well as to retirement benefits upon their retirement. Prior to the year 1998, the Group reported such cost items as cash expenditures. As from 1998, a special provision is set aside in respect of bonuses and awards. Amounts due to employees under the retirement reimbursement and jubilee award schemes are assessed by an actuary. Amounts due to the Group's employees under the retirement reimbursement and jubilee award schemes evaluated as of December 31, 2000, amount to PLN 70 837 thousand. The provision set aside for this purpose was created before June 30, 2001, and amounted to PLN 66 643 thousand, i.e. 94% of the calculated value of liability. The Company intends to achieve the level of provisions for amounts due to employees under the retirement reimbursement and jubilee award schemes as assessed by the actuary before December 31, 2003.

4.12. Deferred income tax provision

According to the Polish law, the Group withholds 28% of taxable income for corporate tax liability in the year 2001. The profit and loss account shows the value of book income tax, i.e. the value of the fiscal income tax less the value of deferred tax. The temporary differences in tax allocation are dealt with by either setting up a separate provision or by crediting the receivables account with the deferred income tax charge arising as a result of various dates of assessing costs for accounting purposes and for taxation purposes. Receivables under deferred taxes may be booked only when there exists an actual possibility of their future receipt.

The main items taken into account for the purpose of calculation of the above mentioned provisions and receivables are differences in securities' valuation, provisions for payments due to employees, depreciation of fixed assets which are subject to investment allowance (reliefs), as well as accrued and unpaid interest on financial deposits, accrued and unpaid interest on loans obtained during the repayment period. During the tax year the provision calculations include costs of current operations, i.e. costs of energy consumption, payment of lump-sum remunerations, etc.

4.13. Income

Sales have been assessed on the basis of invoiced amounts. In respect of financial operations:

- profits generated in the course of securities' sale are accounted as income from financial operations while income from foreign currency exchange transactions is reported on the basis of the value of margins and spread earned in such transactions,
- interest on bank deposits and gains in securities' valuation are reported as financial income.

4.14. Equity

Equity and other assets and liabilities are assessed at their nominal value.

Changes in the principles of accounting and reporting in the financial statements

a) The principles of creating provisions for holiday leaves that have not been taken

Orbis S.A. changed the methods of calculating the provisions for past-years' holiday leaves that had not been taken as compared to the corresponding period of the past year. During the past years, provisions maintained for this purpose as of a given balance sheet closing date were subject to adjustment as of the end of the fiscal year by dissolving the provision in its initial amount and setting-up a new provision according to the new assessment of its value as of the balance sheet date.
In 2001, the Company dissolved the provisions for amounts outstanding due to unused past holiday leaves (created as of December 31, 2001) on June 30, 2001. The same assessment principles were applied for calculating its value as in the past years. Therefore, dissolution of the above mentioned provision resulted in increase of the remaining operating revenues by PLN 3 409 thousand.

b) Restructuring and employment costs

In the current year, the Orbis Group changed the principle of reporting severance payments and indemnities related to employment restructuring in the profit and loss account. In the year 2000, these expenses have been posted to costs of products, goods and raw materials sold, whole in the year 2001, these expenses are being posted to the item "other operating costs". The above-mentioned change has the following effect upon the balance sheet:

	Actual figure as of June 30, 2000	Would have been according to the current principle
Costs of products, goods and raw materials sold	346 140	343 052
Other operating costs	9 808	12 896

5. International Accounting Standards

In order to comply with the disclosure obligations imposed upon by the Regulation of the Council of Ministers dated December 22, 1998, concerning detailed conditions to be fulfilled by an issue prospectus, a condensed issue prospectus, information memorandum and a condensed information memorandum, Management Board of the mother (dominant) company is obligated to present, in accordance with the guidelines published by the Polish Securities and Exchanges' Commission, the areas in which the principles of accounting adopted by the Company and the figures disclosed in its consolidated financial statements differ from those contained in financial statements which would have otherwise been prepared in accordance with the International Accounting Standards (IAS).

Preparation of the consolidated financial statements complying with the IAS requires that the financial statements of the individual companies within the Company's Group are prepared in accordance with the International Accounting Standards.

Since the Group does not prepare its financial statements in accordance with the IAS, the areas of the most essential divergences from the IAS that affect the value of assets and

liabilities in relation to the result achieved during the current period or other items relating to the Group's equity have been described below.

In order to prepare the financial statements in accordance with the International Accounting Standards, the Group must present comparative figures complying with the IAS. The opening balance may significantly affect the presentation of results pertaining to the reporting period in question and the value of the equity.

It is worthy of note that financial statements are deemed compliant with the IAS only if they meet all the requirements of the IAS with no exceptions to the rule. At the same time, IAS are not intended to be applied to negligible items.

a) Effects of hyperinflation

Up till the end of 1996, the Polish economy fulfilled the criteria of a hyperinflationary environment. During that period, an official restatement of fixed assets' value was conducted several times, the last revaluation being performed as of January 1, 1995, in accordance with indices announced by the Main Statistical Office [GUS] for individual categories of fixed assets.

According to the International Accounting Standard No 29: "Financial Reporting in Hyper-Inflationary Economies", the value of assets and liabilities should be presented at the end of the hyperinflationary reporting period in current prices as at the balance date which at the same time should constitute the unit of valuation of assets and liabilities during subsequent reporting periods. According to IAS 29, restatements of amounts should be calculated on the basis of general price growth indices and restatements of the value of fixed assets should be performed during the last hyperinflationary reporting period, i.e. as at December 31, 1996.

In all the other essential aspects, the financial statements are prepared according to the historic cost principle.

b) Lease contracts

In the past, the mother (dominant) company was a party to 2 (two) lease contracts in respect of construction and operation of two hotels. Since the contracts were qualified as operating lease agreements, the rental payments were appropriated as costs upon their payment. According to the IAS, the agreements would have been classified as finance leases, thus hotels would have been regarded as the mother (dominant) company's balance sheet assets on which depreciation should have been calculated.

As a result, the consolidated financial statements prepared in compliance with the International Accounting Standards would disclose higher asset and equity value and lower profits for the current reporting period. Cost deferral for the purpose of balance sheet accounting as well as for the purpose of tax payments, leading to an increase in deferred tax provisions, would bring about an additional impact upon such lease transaction accounting.

c) Perpetual free-hold of land

The companies within the Group disclose their titles to perpetual free-hold of land at acquisition prices that may not reflect the actual market value of the land. If the right to perpetual free-hold is acquired gratuitously by the Company, it is not disclosed in the balance sheet. According to the IAS, such titles should be recorded at acquisition cost, however, an alternative method allows for their accounting at the actual market value.

d) Costs of joint-stock company expansion

Capitalized costs of share capital increase are posted to intangibles by the mother (dominant) company and brought forward.
According to the International Accounting Standards, capitalized costs of share capital increase should be appropriated to financial results during the year in which they were incurred.

e) Cash equivalents

Bonds and bills with maturity less than 3 months which are highly liquid and their price does not fluctuate significantly are disclosed by the companies within the Group as tradable securities. According to the International Accounting Standards, such securities should be classified under the item "Other cash equivalents".

f) Costs of repairs

In respect of other material costs of repairs and overhauls carried out in past years which did not significantly improve the income from fixed assets, the companies within the Group applied the policy of their allocation under the item "Deferred costs". The International Accounting Standards require that the repair and overhaul costs be appropriated to the financial result for the period during which they were incurred.

g) Goodwill and consolidation reserve

According to the International Accounting Standards, the value of the company's goodwill or consolidation reserve created at the time of purchase of shares should be based on a reasonable value of the acquired assets. In case of goodwill and capital reserve created upon the purchase of shares by the mother (dominant) company, their reported value has not been based on their reasonable value, but on the value of net assets reported in the financial statements which have not been prepared in accordance with the IAS. Therefore, the value of the company's goodwill and the capital reserve created upon consolidation, as well as the value of the Group's capital set aside as a result of annual depreciation write-offs may be significantly different in the consolidated financial statements.

Since the value of the company's goodwill and the capital reserve created upon consolidation was not based on the reasonable value of assets and liabilities, it was also not adjusted to take into account the deferred income tax due as a result of temporary differences in the (over)valuation of fixed assets.

ORBIS HOTELS

Financial statements

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Consolidated Semi-annual Report SA-PS 2001

(in accordance with paragraph 46 section 8 of the Ordinance of the Council of Ministers dated December 22, 1998 - Journal of Laws no. 163 entry 1160)

(for issuers of securities with the business profile of production, construction, trade, or services)

For six months ended June 30, 2001 r.

Date submitted : **15.10.2001**

"Orbis" Spólka Akcyjna
(full name of company)

Orbis S.A. (brief name of company)	**services** (sector in accordance with WSE classification)
00 028 (postcode)	**Warszawa** (city)
Bracka (street)	**16** (number)
827 34 25 (phone, facsimile)	**sekret114@orbis.pl** (e-mail)
526-025-04-69 (VAT no.)	**6239529** (REGON)

Deloitte & Touche Audit Services Sp. z o.o.
(Chartered auditors)

....
(date of decission issued)

Consolidated Semi-annual Report SA-PS 2001 comprises :

Financial statements :

- ☑ Introduction
- ☑ Balance Sheet
- ☑ Profit and Loss Account
- ☑ Statement of Shareholders' Equity
- ☑ Cash Flow Statement
- ☑ Notes to financial statements

Appendixes:

- ☑ Appendix 1 - Opinion and report of chartered auditor on the audit of financial statements
- ☐ Appendix 2 - Chairman's letter to Shareholders
- ☑ Appendix 3 - Board of Director's commentary on the Company's performance
- ☐ Appendix 4 - abridged financial statements of companies excluded from consolidation unless appropriate data has been provided in the notes to financial statements

FINANCIAL HIGHLIGHTS 2001	in thousands of PLN	in thousands of EURO
I. Net sales revenues	437 388	122 155
II. Operating profit (loss)	23 075	6 444
III. Profit (loss) before taxes	26 606	7 431
IV. Net profit (loss)	18 125	5 062
V. Total Assets (as at June 30, 2001)	1 411 967	417 952
VI. Total Liabilities (as at June 30, 2001)	199 263	58 983
- of which current liabilities	121 811	36 057
VII. Shareholders' Equity (as at June 30, 2001)	1 080 161	319 735
VIII. Share capital (as at June 30, 2001)	92 154	27 278
IX. Number of shares (as at June 30, 2001)	46 077 008	
X. Book value per share (in PLN/EURO) (as at June 30, 2001)	23,44	6,94
XI. Earnings (loss) per ordinary share (in PLN/EURO)	1,35	0,38

SA-PS 2001 in thousands of PLN

CONSOLIDATED BALANCE SHEET

Balance as at	Note	June 30, 2001	Dec. 31, 2000	June 30, 2000
ASSETS				
I. Fixed assets		1 187 933	1 142 647	1 008 209
1. Intangible assets	1	33 002	30 212	37 092
2. Goodwill on consolidation	2	0	0	2 804
2. Tangible fixed assets	3	1 094 040	1 051 882	940 543
3. Financial fixed assets	4	60 831	60 464	27 658
- shares in companies subject to consolidation by the equity method		3 746	5 264	2 373
4. Long-term receivables	5	60	89	112
II. Current assets		191 490	193 561	303 602
1. Inventories	6	21 751	21 363	31 875
2. Current receivables	7	90 761	74 835	98 975
3. Own shares in treasury	8	0	0	0
4. Current marketable securities	9	0	31 183	102 283
5. Cash and cash equivalents	10	78 978	66 180	70 469
III. Deferred expenses and income taxes	11	32 544	15 258	36 622
1. Deferred income taxes		8 268	6 662	11 011
2. Deferred expenses and other deferred assets		24 276	8 596	25 611
Total Assets		1 411 967	1 351 466	1 348 433
SHAREHOLDERS' EQUITY AND LIABILITIES				
I. Shareholders' Equity		1 080 161	1 057 766	1 017 897
1. Share capital	12	92 154	92 154	92 154
2. Not paid-up share capital (negative value)		0	0	0
3. Reserve capital	13	685 089	596 918	597 962
4. Revaluation reserve capital		283 446	283 733	284 227
5. Other reserve capitals	14	0	0	0
6. Foreign currency translation differences on the Company's foreign branches		0	0	0
7. Foreign currency translation differences on consolidation		0	0	0
8. Prior years' retained earnings (accumulated loss)	15	1 347	(2 626)	(127)
9. Net profit (loss)		18 125	87 587	43 681
II. Consolidation reserve	16	1 181	1 574	2 148
III. Minority shareholders' equity interest	17	11 827	12 728	11 888
II. Reserves		66 643	62 999	63 595
1. Reserves on income taxes	18	0	0	0
2. Other reserves	19	66 643	62 999	63 595
III. Liabilities		199 263	180 778	181 587
1. Long-term liabilities	20	77 452	32 839	39 506
2. Current liabilities	21	121 811	147 939	142 081
IV. Accrued expenses and deferred income	22	52 892	35 621	71 318
Total Shareholders' Equity and Liabilities		1 411 967	1 351 466	1 348 433

Book value		1 080 161	1 057 766	1 017 897
Number of shares		46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic		23,44	22,96	22,09
Expected number of shares		0	0	0
Book value per share (in PLN) - diluted		0	0	0

Off-balance-sheet Liabilities

Off-balance-sheet Liabilities	June 30, 2001	Dec. 31, 2000	June 30, 2000
a) total value of guarantees extended, of which:	48 211	54 265	47 661
- for subsidiary companies	36 685	41 766	44 808
- for associated companies	10 967	938	938
- for the parent company	0	0	0
- for other companies	559	11 561	1 915
b) other off-balance-sheet liabilities, by virtue of:	6 026	8 270	0
- bill of exchange declarations	6 026	8 270	0
Total off-balance-sheet liabilities	54 237	62 535	47 661

SA-PS 2001

in thousands of PLN

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Six months ended	Note	**June 30, 2001**	June 30, 2000
I. Net sales revenues		**437 388**	**480 750**
1. Net sales of products	23	**433 663**	**476 032**
2. Net sales of merchandise and raw materials	24	**3 725**	**4 718**
II. Cost of sales		**329 589**	**346 140**
1. Cost of products sold	25	**327 921**	**343 441**
2. Cost of merchandise and raw materials sold		**1 668**	**2 699**
III. Gross profit (loss) on sales (I-II)		**107 799**	**134 610**
IV. Selling expenses		**19 844**	**23 308**
V. General administrative expenses		**59 691**	**61 721**
VI. Profit (loss) on sales (III-IV-V)		**28 264**	**49 581**
VII. Other operating income	26	**13 942**	**12 433**
VIII. Other operating expenses	27	**19 131**	**9 808**
IX. Operating profit (loss) (VI+VII-VIII)		**23 075**	**52 206**
X. Income on shares in other companies	28	**0**	**99**
XI. Income on other financial fixed assets	29	**0**	**0**
XII. Other financial income	30	**15 831**	**20 870**
XIII. Financial expenses	31	**13 236**	**13 028**
XIV. Profit (loss) on ordinary activities (IX+X+XI+XII-XIII)		**25 670**	**60 147**
XV. Extraordinary items (XV.1. - XV.2.)		**543**	**189**
1. Extraordinary gains	32	**642**	**408**
2. Extraordinary losses	33	**99**	**219**
XVI. Write-down from goodwill on consolidation		**0**	**0**
XVII. Write-down from consolidation reserve		**393**	**574**
XVIII. Profit (loss) before taxes		**26 606**	**60 910**
XIX. Corporate income tax	34	**9 209**	**19 410**
XX. Other obligatory profit decreases (loss increases)	35	**0**	**0**
XXI. Share of profits (losses) of companies subject to consolidation by the equity method		**482**	**1 128**
XXII. Minority shareholders' (profit) loss		**246**	**1 053**
XXIII. Net profit (loss)	36	**18 125**	**43 681**

Net profit (loss) for 12 months		62 031	73 910
Weighted average number of ordinary shares		46 077 008	46 077 008
Earnings (loss) per ordinary share (in PLN) - basic		1,35	1,60
Expected weighted average number of ordinary shares		0	0
Earnings (loss) per ordinary share (in PLN) - diluted		0	0

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Balance as at	June 30, 2001	June 30, 2000
I. Shareholders' Equity at beginning of period (opening balance)	1 057 766	968 906
a) restatement for changes in accepted accounting principles (polices)	0	0
b) corrections of material faults	0	0
I. Shareholders' Equity at beginning of period (opening balance), after restatement to comparative data	1 057 766	968 906
1. Share capital at beginning of period	92 154	92 154
1.1. Changes in share capital	0	0
a) additions, of which:	0	0
- issuance of shares	0	0
-		
-		
-		
b) reductions, of which:	0	0
- retirement of shares	0	0
-		
-		
-		
1.2. Share capital at end of period	92 154	92 154
2. Not paid-up share capital at beginning of period	0	0
2.1. Change in not paid-up share capital	0	0
a) addition	0	0
b) deduction	0	0
2.2. Not paid-up share capital at end of period	0	0
3. Reserve capital at beginning of period	596 918	501 471
3.1. Changes in reserve capital	88 171	96 491
a) additions, of which:	88 171	98 077
- additional paid-in capital from issuance of shares	0	0
- distribution of profit (by law)	732	2 049
- distribution of profit (in excess of value required by law)	84 807	90 943
- appropriation of revaluation reserves	402	773
- consolidation adjustments	581	4 312
- increase of investment in Orbis Transport	1 649	0
b) reductions, of which:	0	1 586
- coverage of loss	0	1 586
-		
-		
-		
3.2. Reserve capital at end of period	685 089	597 962
4. Revaluation capital at beginning of period	283 733	284 935
4.1. Changes in revaluation capital	(287)	(708)
a) additions, of which:	115	64
- consolidation adjustments	72	64
- increase of investment in Orbis Transport	43	0
-		
b) reductions, of which:	402	772
- sale or disposal of tangible fixed assets	402	772
-		
-		
-		
4.2. Revaluation capital at end of period	283 446	284 227

5. Other reserve capital at beginning of period	0	0
5.1. Changes in other reserve capital	0	0
a) additions, of which:	0	0
-		
-		
b) reductions, of which:	0	0
-		
-		
5.2. Other reserve capital at end of period	0	0
6. Foreign currency translation differences on the Company's foreign branches	0	0
7. Foreign currency translation differences on consolidation	0	0
8. Prior years' retained earnings or accumulated loss at beginning of period	84 961	90 346
8.1. Prior years' retained earnings at beginning of period	87 587	92 235
- restatement for changes in accepted accounting principles (policy)	0	0
- corrections of material faults	0	0
8.2. Prior years' retained earnings at beginning of period, after restatement to comparative data	87 587	92 235
a) additions, of which:	0	0
- distribution of profit	0	0
-		
-		
-		
b) reductions, of which:	86 240	92 235
- equity & reserve capital increase	85 539	92 235
- consolidation adjustments	701	0
-		
8.3. Prior years' retained earnings at end of period	1 347	0
8.4. Prior years' accumulated loss at beginning of period	2 626	1 889
- restatement for changes in accepted accounting principles (policy)	0	0
- corrections of material faults	0	0
8.5. Prior years' accumulated loss at beginning of period, after restatement to comparative data	2 626	1 889
a) additions, of which:	0	182
- transition of loss to be covered	0	0
- goodwill and minority interests amortization	0	0
- PBP consolidation differences	0	182
-		
b) reductions, of which:	2 626	1 944
- PBP consolidation differences	2 626	1 889
- ORBIS S.A. consolidation differences	0	55
-		
7.6. Prior years' accumulated loss at end of period	0	127
7.7. Prior years' retained earnings or accumulated loss at end of period	1 347	(127)
8. Net profit (loss)	18 125	43 681
a) net profit	18 125	43 681
b) net loss	0	0
II. Shareholders' Equity at end of period (closing balance)	1 080 161	1 017 897

CONSOLIDATED SATEMENT OF CASH FLOWS

Six months ended	June 30, 2001	June 30, 2000
A. NET CASH FLOWS - OPERATING ACTIVITIES (I+/-II) - indirect method *)	60 775	71 274
I. Net profit (loss)	**18 125**	**43 681**
II. Total adjustments	**42 650**	**27 593**
1. Minority shareholders' (profit) loss	(246)	(1 053)
2. Share of (profits) losses of companies subject to consolidation by the equity method	1 518	(1 128)
3. Depreciation and amortisation (including write-downs from goodwill on consolidation and from consolidation reserve)	41 299	36 735
4. (Gain) loss on foreign exchange differences	(2 973)	64
5. Interest and dividends	2 562	2 335
6. (Gain) loss on investing activities	(2 769)	(1 811)
7. Change in other reserves	3 644	(1)
8. Corporate income tax as disclosed in the Consolidated Profit and Loss Account	9 209	19 411
9. Corporate income tax paid	(1 356)	4 496
10. Change in inventories	(388)	(6 107)
11. Change in receivables	(15 926)	(38 179)
12. Change in current liabilities (excluding loans and bank credits)	(1 710)	(762)
13. Change in deferred and accrued expenses	(6 233)	(960)
14. Change in deferred income	7 824	17 812
15. Other adjustments	8 195	(3 259)
B. NET CASH FLOWS - INVESTING ACTIVITIES (I-II)	**(67 050)**	**(44 045)**
I. Cash provided by investing activities	**181 017**	**288 667**
1. Sales of intangible assets	55	92
2. Sales of tangible fixed assets	6 779	7 043
3. Disposal of financial fixed assets, of which:	0	0
- securities of subsidiary companies	0	0
- securities of associated companies	0	0
- securities of the parent company	0	0
4. Disposal of current marketable securities	174 183	281 019
5. Long-term loans collected	0	21
6. Dividends received	0	99
7. Interest received	0	393
8 . Other income	0	0
II. Cash used in investing activities	**(248 067)**	**(332 712)**
1. Purchases of intangible assets	(1 056)	(921)
2. Purchases of tangible fixed assets	(88 772)	(138 800)
3. Acquisition of financial fixed assets, of which:	(9 689)	(4 508)
- securities of subsidiary companies	(7 684)	(2 078)
- securities of associated companies	(1 500)	0
- securities of the parent company	0	0
4. Acquisition of own shares for treasury	0	0
5. Acquisition of current marketable securities	(142 437)	(187 916)
6. Long-term loans granted	0	(46)
7. Dividends paid to minority shareholders	0	0
8. Other expenses	(6 113)	(521)

C. NET CASH FLOWS - FINANCING ACTIVITIES (I-II)	**19 073**	**1 022**
I. Cash provided by financing activities	**66 073**	**59 271**
1. Long-term bank credits and loans contracted	**51 063**	**18 521**
2. Issuance of bonds or other long-term notes payable	**0**	**0**
3. Current bank credits and loans contracted	**6 470**	**24 685**
4. Issuance of bonds or other current commercial papers	**0**	**0**
5. Issuance of shares	**0**	**2 155**
6. Additional paid-in capital	**0**	**7 215**
7. Other income	**8 540**	**6 695**
II. Cash used in financing activities	**(47 000)**	**(58 249)**
1. Payments of long-term bank credits and loans	**0**	**(19 341)**
2. Redemption of bonds and other long-term notes payable	**0**	**0**
3. Payments of current bank credits and loans	**(38 441)**	**(31 247)**
4. Redemption of bonds or other current commercial papers	**0**	**0**
5. Issuance of shares expenses	**0**	**0**
6. Own shares retired	**0**	**0**
7. Dividends and other payments to shareholders	**0**	**0**
8. Management and Supervisory Board remuneration from net profit	**0**	**0**
9. Charitable contributions	**0**	**0**
10. Finance lease commitments paid	**0**	**0**
11. Interest paid	**(2 562)**	**(1 387)**
12. Other expenses	**(5 997)**	**(6 274)**
D. TOTAL NET CASH FLOWS (A+/-B+/-C)	**12 798**	**28 251**
E. CHANGE IN BALANCE-SHEET CASH AND CASH EQUIVALENTS	**12 798**	**28 251**
- of which change in cash and cash equivalents by virtue of foreign exchange differences	**0**	**0**
F. CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**66 180**	**42 218**
G. CASH AND CASH EQUIVALENTS - END OF PERIOD (F+/- D)	**78 978**	**70 469**

NOTES TO FINANCIAL STATEMENTS

Notes to Consolidated Balance Sheet

Note 1.

INTANGIBLE ASSETS	**June 30, 2001**	June 30, 2000
a) amortized organization and expansion costs	**3 122**	**4 663**
b) research and development costs	**0**	**0**
c) goodwill	**5 622**	**7 411**
d) concessions, patents, licenses and similar assets purchased	**349**	**73**
e) computer software purchased	**1 854**	**2 250**
f) perpetual use of land rights purchased	**16 777**	**17 304**
g) other intangible assets	**5 030**	**4 955**
h) prepaid intangible assets	**248**	**436**
Total intangible assets	**33 002**	**37 092**

ORBIS S.A. SA-PS 2001 in thousands of PLN

CHANGES IN INTANGIBLE ASSETS - by category

	a) amortized organization and expansion costs	b) research and development costs	c) goodwill	d) concessions, patents, licenses and similar assets purchased	e) computer software purchased	f) perpetual use of land rights purchased	g) other intangible assets	h) prepaid intangible assets	**Total intangible assets**
a) gross value at beginning of period	**7 704**	**0**	**2 737**	**110**	**9 168**	**17 640**	**5 586**	**246**	**43 191**
b) additions, of which:	**0**	**0**	**6 207**	**695**	**881**	**52**	**0**	**51**	**7 886**
- investment additions	0	0	0	30	353	0	0	0	**383**
- purchases	0	0	0	96	527	52	0	0	**675**
- other	0	0	6 207	569	1	0	0	51	**6 828**
c) reductions, of which:	**0**	**0**	**0**	**0**	**644**	**0**	**1**	**49**	**694**
- disposal	0	0	0	0	6	0	0	0	**6**
- liquidation	0	0	0	0	69	0	1	0	**70**
- other	0	0	0	0	569	0	0	49	**618**
d) gross value at end of period	**7 704**	**0**	**8 944**	**805**	**9 405**	**17 692**	**5 585**	**248**	**50 383**
e) accumulated amortization at beginning of period	3 811	0	1 186	60	6 656	788	478	0	**12 979**
f) amortization for the period, of which:	**771**	**0**	**2 136**	**396**	**895**	**127**	**77**	**0**	**4 402**
- write-offs during the reporting period	771	0	894	174	1 190	127	79	0	**3 235**
- sale & liquidation	0	0	0	0	(76)	0	(2)	0	**(78)**
- other	0	0	1 242	222	**(219)**	0	0	0	**1 245**
g) accumulated amortization at end of period	**4 582**	**0**	**3 322**	**456**	**7 551**	**915**	**555**	**0**	**17 381**
h) net value at end of period	**3 122**	**0**	**5 622**	**349**	**1 854**	**16 777**	**5 030**	**248**	**33 002**

Note 2.

GOODWILL ON CONSOLIDATION	June 30, 2001	June 30, 2000
a) goodwill on consolidation - subsidiary companies	0	2 804
b) goodwill on consolidation - associated companies	0	0
Total goodwill on consolidation	0	2 804

CHANGE IN GOODWILL ON CONSOLIDATION - SUBSIDIARY COMPANIES	June 30, 2001	June 30, 2000
a) gross value at beginning of period	0	0
b) additions, of which:	0	2 804
- accruals	0	2 804
-		
-		
c) reductions, of which:	0	0
-		
-		
-		
d) gross value at end of period	0	2 804
e) write-downs form goodwill on consolidation at beginning of period	0	0
f) write-downs form goodwill on consolidation in the period, of which:	0	0
-		
-		
-		
g) write-downs form goodwill on consolidation at end of period	0	0
h) net value at end of period	0	2 804

CHANGE IN GOODWILL ON CONSOLIDATION - ASSOCIATED COMPANIES	June 30, 2001	June 30, 2000
a) gross value at beginning of period	0	0
b) additions, of which:	0	0
-		
-		
-		
c) reductions, of which:	0	0
-		
-		
-		
d) gross value at end of period	0	0
e) write-downs form goodwill on consolidation at beginning of period	0	0
f) write-downs form goodwill on consolidation in the period, of which:	0	0
-		
-		
-		
g) write-downs form goodwill on consolidation at end of period	0	0
h) net value at end of period	0	0

Note 3.

TANGIBLE FIXED ASSETS	June 30, 2001	June 30, 2000
a) tangible assets, of which:	968 852	821 114
- land	3 412	3 412
- buildings and structures	792 994	655 497
- machinery and technical equipment	72 742	78 173
- transportation vehicles	49 846	48 556
- other tangible assets	49 858	35 476
b) investments in progress	118 574	115 779
c) prepaid investments	6 614	3 650
Total tangible fixed assets	1 094 040	940 543

ORBIS S.A. SA-PS 2001 in thousands of PLN

CHANGES IN TANGIBLE FIXED ASSETS - by category

	- land	- buildings and structures	- machinery and technical equipment	- transportation vehicles	- other tangible assets	**Total tangible fixed assets**
a) gross value at beginning of period	**3 412**	**1 070 737**	**233 998**	**77 215**	**102 236**	**1 487 598**
b) additions, of which:	**0**	**92 859**	**7 707**	**16 296**	**14 641**	**131 503**
- investment additions	0	75 010	1 980	4	3 049	**80 043**
- purchases	0	16 086	5 033	16 272	11 371	**48 762**
- revaluation	0	0	0	0	0	**0**
- other	0	1 763	694	20	221	**2 698**
c) reductions, of which:	**0**	**576**	**4 060**	**10 036**	**1 593**	**16 265**
- sale	0	188	862	8 071	368	**9 489**
- liquidation	0	58	1 330	0	541	**1 929**
- revaluation	0	0	0	0	0	**0**
- other	0	330	1 868	1 965	684	**4 847**
d) gross value at end of period	**3 412**	**1 163 020**	**237 645**	**83 475**	**115 284**	**1 602 836**
e) accumulated depreciation at beginning of period	0	355 891	157 452	31 109	59 295	**603 747**
f) depreciation for the period, of which:	**0**	**14 135**	**7 451**	**2 520**	**6 131**	**30 237**
- annual write-off	0	14 193	9 270	7 611	7 375	**38 449**
- sale & liquidation	0	(75)	(2 082)	(4 133)	(825)	**(7 115)**
- revaluation	0	0	0	0	0	**0**
- other	0	17	263	(958)	(419)	**(1 097)**
g) accumulated depreciation at end of period	**0**	**370 026**	**164 903**	**33 629**	**65 426**	**633 984**
h) net value at end of period	**3 412**	**792 994**	**72 742**	**49 846**	**49 858**	**968 852**

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BALANCE-SHEET TANGIBLE FIXED ASSETS - by ownership	June 30, 2001	June 30, 2000
a) owned	968 852	821 114
b) used under lease, tenancy or similar contract, of which:	0	0
-		
-		
-		
Total balance-sheet tangible fixed assets	968 852	821 114

OFF-BALANCE-SHEET TANGIBLE FIXED ASSETS	June 30, 2001	June 30, 2000
used under lease, tenancy or similar contract, of which:	194 284	187 892
- value of land used perpetually	192 883	187 065
- leased fixed assets	1 401	827
-		
-		
Total off-balance-sheet tangible fixed assets	194 284	187 892

Note 4.

FINANCIAL FIXED ASSETS	June 30, 2001	June 30, 2000
a) own shares	0	0
b) shares in companies subject to consolidation by the equity method, of which:	3 746	2 373
- in subsidiary companies	0	0
- in associated companies	3 746	2 373
c) other shares, of which:	53 978	23 436
- in subsidiary companies excluded from consolidation	250	373
- in associated companies excluded from consolidation	9 047	8 047
d) long-term loans granted, of which:	1 576	1 818
- to subsidiary companies excluded from consolidation	0	0
- to associated companies	1 576	1 818
e) other securities, of which:	31	31
- of subsidiary companies excluded from consolidation	0	0
- of associated companies	0	0
d) other ownership rights (by type)	0	0
-		
-		
-		
-		
e) other components of financial fixed assets	1 500	0
Total financial fixed assets	60 831	27 658

ORBIS S.A. SA-PS 2001 in thousands of PLN

CHANGES IN FINANCIAL FIXED ASSETS - by categories

	a) shares, of which those in:	- subsidiary companies	- associated companies	- the parent company	b) long-term loans granted, of which those to:	- subsidiary companies	- associated companies	- the parent company
a) balance at beginning of period	**58 736**	**16 578**	**10 124**	**0**	**1 697**	**0**	**1 697**	**0**
b) additions, of which:	**7 971**	**7 183**	**782**	**0**	**0**	**0**	**0**	**0**
- acquisition	7 689	7 183	500	0	0	0	0	0
- PBP consolidation adjustments	282		282					
-								
c) reductions, of which:	**8 983**	**0**	**0**	**0**	**121**	**0**	**121**	**0**
- loan repayment	0	0	0	0	121	0	121	0
- other consolidation adjustments	8 983							
- other								
d) balance at end of period	**57 724**	**23 761**	**10 906**	**0**	**1 576**	**0**	**1 576**	**0**
Total financial fixed assets	**57 724**	**23 761**	**10 906**	**0**	**1 576**	**0**	**1 576**	**0**

	c) other securities, of which those of:	- subsidiary companies	- associated companies	- the parent company	d) other ownership rights (by type)			e) other components of financial fixed assets	**Total financial fixed assets**
					-	-	-		
a) balance at beginning of period	**31**								**60 464**
b) additions, of which:								**1 500**	**9 471**
- acquisition								**1 500**	**9 189**
- PBP consolidation adjustments									**282**
-									**0**
c) reductions, of which:									**9 104**
- loan repayment									**121**
- other consolidation adjustments									**8 983**
- other									**0**
d) balance at end of period	**31**							**1 500**	**60 831**
Total financial fixed assets	**31**							**1 500**	**60 831**

ORBIS S.A. SA-PS 2001 in thousands of PLN

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES (INVESTMENTS)

No	a	b	c	d	e	f	g	h	i	j	k	l
	Name of company and legal status	Location	Profile of company	Character of capital relationship	Method of consolidation used	Date of control take-over	Value of shares at purchase price	Total revaluation write-downs	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than in items j) and k)
1.	SILNOWA Sp. z o.o.	Wilkasy	hotel and restaurant	subsidiary	non	1990 rok	1 650	1 400	250	100,0	100,0	
2.	"Orbis" Transport Sp. z o	Warszawa	transportation	subsidiary	fully consol.	1993 rok	11 887		11 887	82,4	82,4	
3.	PH Majewicz Sp. z o.o.	Bydgoszcz	hotel and restaurant	affiliate	non		1 161		1 161	49,0	49,0	
4.	"Orbis" Casino Sp. z o.o.	Warszawa	arcade games	affiliate	equity		864		864	33,3	33,3	
5.	"Królewska" Sp. z o.o.	Warszawa	real property devel. & administration	affiliate	non		6 824		6 824	49,0	49,0	
6.	PBP "Orbis" Sp.z o.o.	Warszawa	tourism	subsidiary	fully consol.	1993 rok	11 624		11 624	69,9	69,9	
7.	International CB	Warszawa	incoming travel	affiliate	equity	1998 rok	54		54	49,0	49,0	
8.	Globis Poznań Sp. z o.o.	Warszawa	real property devel. & administration	affiliate	non		2 000		2 000	25,0	25,0	
9.	Globis Wrocław Sp. z o.o	Warszawa	real property devel. & administration	affiliate	non		500		500	25,0	25,0	

SHARES IN COMPANIES SUBJECT TO CONSOLIDATION BY THE EQUITY METHOD (INVESTMENTS) - continued

No	a	m					n		o		p	r	s	t
	Name of company and legal status	Shareholders' Equity, of which:					Liabilities of which:		Receivables of which:		Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for the last year
		Share capital	Not paid-up share capital (negative value)	Reserve capital	Other reserve capital, of which: Prior years' retained earnings (accumu-lated deficit)	Net profit (loss)		- long-term liabilities		- long-term receivables				
1.	SILNOWA Sp. z o.o.	1 650	-	792	(110)	(238)	130	10	127	-	3 234	536		
2.	"Orbis" Transport Sp. z o	14 429	-	10 571	-	2 749	39 404	33 317	16 718	-	70 563	30 255		
3.	PH Majewicz Sp. z o.o.	4 400	-	23	(1 800)	45	2 366	1 454	533	-	5 325	4 499		
4.	"Orbis" Casino Sp. z o.o.	2 592	-	2 766	-	601	11 998	2 053	1 124	-	18 540	127 140		1 700
5.	"Królewska" Sp. z o.o.	15 174	-	-	(2 536)	(437)	27 145	-	1 282	-	39 346	12		
6.	PBP "Orbis" Sp.z o.o.	16 454	-	6 708	1 207	(2 705)	40 552	5 611	21 640		76 298	79 987		
7.	International CB	110		355		577	1 821	-	2 019		2 898	9 644		
8.	Globis Poznań Sp. z o.o.	2 000												
9.	Globis Wrocław Sp. z o.o	2 000											500	

SHARES IN OTHER COMPANIES (INVESTMENTS)								
No.	a	b	c	d	e	f	g	h
	Name of company and legal status	Location	Profile of company	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Shares not paid-up by the Company	Dividends received or receivable for the last year
1.	Bank Wspólpracy Europejskiej S.A.	Warszawa	banking services	1 275	1,1	1,1		
2.	Sana S.A.	Polanica Zdrój	lodging & catering services	148	9,9	9,9		
3.	Polcard S.A.	Warszawa	creadit card services	300	9,9	11,6		
4.	AWSA Holland H.B.V.	Amsterdam	company managing the company holding AWSSA shares	42 500	9,2	9,2		
5.	PPTE Diament S.A.	Warszawa	employee pension fund	432	16,0	16,0		
	(held by PBP Orbis Sp. z o.o.)			682				
	(held by Orbis Transport sp. z o.o.			24				

LONG-TERM LOANS GRANTED - by currency	June 30, 2001	June 30, 2000
a) in Polish currency (PLN)	1 576	1 818
b) in foreign currencies (and restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
b3. unit / currency .... /		
in thousands PLN		
......		
b4. in other foreign currencies restated in thousands PLN		
Total long-term loans granted	1 576	1 818

LONG-TERM SECURITIES AND OTHER OWNERSHIP RIGHTS - by currency	June 30, 2001	June 30, 2000
a) in Polish currency (PLN)	57 755	25 840
b) in foreign currencies (and restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
b3. unit / currency .... /		
in thousands PLN		
......		
b4. in other foreign currencies restated in thousands PLN		
Total long-term securities and other ownership rights	57 755	25 840

LONG-TERM SECURITIES AND OTHER OWNERSHIP RIGHTS - by marketability	June 30, 2001	June 30, 2000
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...	0	0
B. Securities with unrestricted marketability, traded in regulated over-the-counter market (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...	0	0
C. Securities with unrestricted marketability, not traded on stock exchanges nor in regulated over-the-counter market (balance sheet value)	56 581	25 731
a) shares (balance sheet value)	56 581	25 731
- revaluation adjustments (balance)	1 976	3 579
- value at purchase prices	58 557	29 310
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...	0	0
D. Securities with restricted marketability (balance sheet value)	1 174	109
a) shares (balance sheet value)	1 081	109
- revaluation adjustments (balance)	0	0
- value at purchase prices	1 081	109
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	93	0
c1. ...	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...	0	0
Total value at purchase prices	59 731	29 419
Total revaluation adjustments (balance)	(1 976)	(3 579)
Total balance sheet value	57 755	25 840

OTHER COMPONENTS OF FINANCIAL FIXED ASSETS - by currency	June 30, 2001	June 30, 2000
a) in Polish currency (PLN)	1 500	0
b) in foreign currencies (and restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
b3. unit / currency .... /		
in thousands PLN		
......		
b4. in other foreign currencies restated in thousands PLN		
Total other components of financial fixed assets	1 500	0

Note 5.

LONG-TERM RECEIVABLES	June 30, 2001	June 30, 2000
a) long-term trade accounts receivable, of which:	0	0
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
b) other long-term receivables, of which:	60	112
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
Net long-term receivables	60	112
c) allowance for doubtful accounts (positive value)	0	0
Gross long-term receivables	60	112

CHANGES IN LONG-TERM RECEIVABLES	June 30, 2001	June 30, 2000
a) balance at beginning of period	89	111
b) additions, of which:	8	1
- according to current year's valuation	8	0
- other	0	1
-		
c) reductions, of which:	37	0
- repayment	32	0
- cancellation of the last year's valuation	5	0
-		
Long-term receivables at end of period	60	112

CHANGES IN ALLOWANCE FOR DOUBTFUL LONG-TERM	June 30, 2001	June 30, 2000
a) balance at beginning of period	0	0
b) additions, of which:	0	0
-		
-		
-		
c) applications, of which:	0	0
-		
-		
-		
d) cancellations, of which:	0	0
-		
-		
-		
Allowance for doubtful long-term receivables at end of period	0	0

LONG-TERM RECEIVABLES - by currency	June 30, 2001	June 30, 2000
a) in Polish currency (PLN)	15	0
b) in foreign currencies (and restated in PLN)	45	112
b1. unit / currency .... / ....'000 /DM	26	52
in thousands PLN	45	112
b2. unit / currency .... /		
in thousands PLN		
b3. unit / currency .... /		
in thousands PLN		
......		
b4. in other foreign currencies restated in thousands PLN		
Total long-term receivables	60	112

Note 6.

INVENTORIES	June 30, 2001	June 30, 2000
a) raw materials	16 511	19 708
b) work in process	1 784	7 436
c) finished products	0	0
d) merchandise	737	3 034
e) prepaid supplies	2 719	1 697
Total inventories	21 751	31 875

Note 7.

CURRENT RECEIVABLES	June 30, 2001	June 30, 2000
a) trade accounts receivable, of which:	72 752	81 637
- from subsidiary companies	3 257	3 930
- from associated companies	0	330
- from the parent company	0	0
b) other receivables from subsidiary companies	0	0
c) other receivables from associated companies	0	0
d) other receivables from the parent company	0	0
e) taxation and social security overpayments and grants receivable	3 963	3 654
f) dividends receivable	0	0
g) other receivables	13 787	13 638
h) receivables in litigation	259	46
Net current receivables	90 761	98 975
i) allowance for doubtful accounts (positive value)	6 241	4 208
Gross current receivables	97 002	103 183

CHANGES IN ALLOWANCE FOR DOUBTFUL CURRENT RECEIVABLES	June 30, 2001	June 30, 2000
a) balance at beginning of period	5 946	3 879
b) additions, of which:	1 720	819
- from debtors in bankruptcy	40	8
- doubtful receivables	1 399	679
- other	281	132
c) applications, of which:	653	101
- from debtors in bankruptcy	20	24
- doubtful receivables	579	73
- other	54	4
d) cancellations, of which:	772	389
- from debtors in bankruptcy	27	10
- doubtful receivables	326	198
- other	419	181
Allowance for doubtful current receivables at end of period	6 241	4 208

CURRENT RECEIVABLES - by currency	June 30, 2001	June 30, 2000
a) in Polish currency (PLN)	78 922	78 653
b) in foreign currencies (and restated in PLN)	11 839	20 322
b1. unit / currency .... / ....'000/USD	1 073	1 216
in thousands PLN	4 274	6 040
b2. unit / currency .... / ....'000/DM	1 442	1 126
in thousands PLN	2 493	2 649
b3. unit / currency .... / ....'000/GBP	88	148
in thousands PLN	497	990
......		
b4. in other foreign currencies restated in thousands PLN	4 695	10 643
Total current receivables	90 761	98 975

TRADE ACCOUNTS RECEIVABLE (GROSS) - by maturity	June 30, 2001	June 30, 2000
a) to 1 month	58 438	60 676
b) over 1 month to 3 months	3 720	13 461
c) over 3 months to 6 months	2 547	3 276
d) over 6 months to 1 year	1 867	3 350
e) over 1 year	33	73
f) past-due trade accounts receivable	10 539	4 031
Total trade accounts receivable (gross)	77 144	84 867
g) allowance for doubtful trade accounts receivable (negative value)	(4 392)	(3 230)
Total trade accounts receivable (net)	72 752	81 637

PAST-DUE TRADE ACCOUNTS RECEIVABLE (GROSS) - by period of delay	June 30, 2001	June 30, 2000
a) to 1 month	2 440	110
b) over 1 month to 3 months	2 947	408
c) over 3 months to 6 months	891	455
d) over 6 months to 1 year	1 074	585
e) over 1 year	3 187	2 473
Total past-due trade accounts receivable (gross)	10 539	4 031
f) allowance for doubtful past-due trade accounts receivable (negative value)	(4 392)	(3 180)
Total past-due trade accounts receivable (net)	6 147	851

Note 8.

ISSUER'S SHARES OWNED BY ITS SUBSIDIARY COMPANIES			
Name of company, location	Number of shares	Value at purchase price	Balance-sheet value

OWN SHARES IN TREASURY				
Number of shares	Value at purchase price	Balance-sheet value	Objective of purchase	Appropriation

Note 9.

CURRENT MARKETABLE SECURITIES AND OTHER OWNERSHIP RIGHTS	**June 30, 2001**	June 30, 2000
a) shares, of which:	**0**	**205**
- in subsidiary companies	**0**	**205**
- in associated companies	**0**	**0**
- in the parent company	**0**	**0**
b) other securities, of which:	**0**	**0**
- of subsidiary companies	**0**	**0**
- of associated companies	**0**	**0**
- of the parent company	**0**	**0**
c) other ownership rights (by type)	**0**	**102 078**
- Treasury bills	**0**	**10 466**
- commercial papers	**0**	**11 014**
- units of participation	**0**	**5 359**
Total current marketable securities and other ownership rights	**0**	**102 283**

CURRENT MARKETABLE SECURITIES AND OTHER OWNERSHIP RIGHTS **- by currency**	**June 30, 2001**	June 30, 2000
a) in Polish currency (PLN)	**0**	**102 078**
b) in foreign currencies (and restated in PLN)	**0**	**205**
b1. unit / currency .... / ....'000/GBP		**100**
in thousands PLN		**205**
b2. unit / currency .... /		
in thousands PLN		
b3. unit / currency .... /		
in thousands PLN		
......		
b4. in other foreign currencies restated in thousands PLN		
Total current marketable securities and other ownership rights	**0**	**102 283**

CURRENT MARKETABLE SECURITIES AND OTHER OWNERSHIP RIGHTS - by marketability	June 30, 2001	June 30, 2000
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	75 239
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	75 239
- revaluation adjustments (balance)	0	75 239
- value at purchase prices	0	73 113
c) other - by categories (balance sheet value)	0	0
c1. ...	0	
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...	0	
B. Securities with unrestricted marketability, traded in regulated over-the-counter market (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...	0	
C. Securities with unrestricted marketability, not traded on stock exchanges nor in regulated over-the-counter market (balance sheet value)	0	27 044
a) shares (balance sheet value)	0	205
- revaluation adjustments (balance)	0	205
- value at purchase prices	0	710
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	26 839
c1. ...	0	0
- revaluation adjustments (balance)	0	20 982
- value at purchase prices	0	26 412
...	0	0
D. Securities with restricted marketability (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...	0	0
Total value at purchase prices	0	100 235
Total revaluation adjustments (balance)	0	2 048
Total value at market prices	0	102 283
Total balance sheet value	0	102 283

Note 10.

CASH AND CASH EQUIVALENTS	June 30, 2001	June 30, 2000
a) cash in hand	3 332	3 558
b) cash at bank	74 978	59 920
c) other cash and cash equivalents	668	6 991
Total cash and cash equivalents	78 978	70 469

CASH AND CASH EQUIVALENTS - by currency	June 30, 2001	June 30, 2000
a) in Polish currency (PLN)	62 981	67 060
b) in foreign currencies (and restated in PLN)	15 997	3 409
b1. unit / currency .... / ....'000/USD	163	190
in thousands PLN	643	829
b2. unit / currency .... / ....'000/DM	764	394
in thousands PLN	1 326	837
b3. unit / currency .... / ....'000/BEF	132	126
in thousands PLN	11	13
......		
b4. in other foreign currencies restated in thousands PLN	14 017	1 730
Total cash and cash equivalents	78 978	70 469

Note 11.

CHANGES IN DEFERRED INCOME TAXES	June 30, 2001	June 30, 2000
Deferred income taxes at beginning of period	6 662	11 390
a) additions, of which:	3 853	2 590
- reserves for negligible costs	3 788	3 808
- reserves for securities	0	732
- investment relief	0	(1 950)
- other	65	0
b) reductions, of which:	2 247	2 969
- PBP consolidation adjustment	1 397	1 781
- dissolution of provisions for leasing fees	472	0
- dissolution of provisions for interest	378	426
- provision for corporate income tax during the year	0	762
Deferred income taxes at end of period	8 268	11 011

DEFERRED EXPENSES AND OTHER DEFERRED ASSETS	June 30, 2001	June 30, 2000
a) deferred expenses, of which:	22 598	22 730
- repairs & insurance	1 633	3 325
- salaries & surcharges on salaries	11 613	0
- other	9 352	19 405
b) other deferred assets, of which:	1 678	2 881
- settlement of VAT	1 636	2 842
- other	42	0
-		
Total deferred expenses and other deferred assets	24 276	25 611

Note 12.

SHARE CAPITAL				Par value on shares =	0,00 PLN		
Series / issue	Type of shares	Type of preference	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration	Dividend rights (since)
A	common bearer	-	37 500 000	75 000 000	own funds	09.01.91	09.01.91
B	common bearer	-	8 523 625	17 047 250	cash	21.04.98	01.01.97
C	common bearer	-	53 383	106 766	cash	21.04.98	01.01.97
Total number of shares			46 077 008				
Total share capital				92 154 016			

Note 13.

RESERVE CAPITAL	June 30, 2001	June 30, 2000
a) additional paid-in capital	132 944	132 944
b) capital required by law	64 798	63 910
c) capital provided for in the charter (agreement), in excess of value required by law	443 239	358 217
d) additional capital contributed by shareholders (partners)	0	0
e) other	44 108	42 891
Total reserve capital	685 089	597 962

Note 14.

OTHER RESERVE CAPITAL - by appropriation	June 30, 2001	June 30, 2000
-		
-		
-		
Total other reserve capital	0	0

Note 15.

PRIOR YEARS' RETAINED EARNINGS (ACCUMULATED LOSS)	June 30, 2001	June 30, 2000
a) retained earnings (positive value)	1 347	0
b) accumulated loss (negative value)	0	(127)
Prior years' retained earnings (accumulated loss)	1 347	(127)

Note 16.

CONSOLIDATION RESERVE	June 30, 2001	June 30, 2000
a) consolidation reserve - subsidiary companies	1 181	1 967
b) consolidation reserve - associated companies	0	181
Total consolidation reserve	1 181	2 148

CHANGES IN CONSOLIDATION RESERVE - SUBSIDIARY COMPANIES	June 30, 2001	June 30, 2000
a) gross value at beginning of period	4 638	3 932
b) additions, of which:	0	0
-		
-		
-		
c) reductions, of which:	0	0
-		
-		
-		
d) gross value at end of period	4 638	3 932
e) write-downs form consolidation reserve at beginning of period	3 064	1 572
f) write-downs form consolidation reserve in the period, of which:	393	393
- write-offs for Orbis Transport capital reserves	393	393
-		
-		
g) write-downs form consolidation reserve at end of period	3 457	1 965
h) net value at end of period	1 181	1 967

CHANGES IN CONSOLIDATION RESERVE - ASSOCIATED COMPANIES	June 30, 2001	June 30, 2000
a) gross value at beginning of period	0	1 644
b) additions, of which:	0	0
-		
-		
-		
c) reductions, of which:	0	0
-		
-		
-		
d) gross value at end of period	0	1 644
e) write-downs form consolidation reserve at beginning of period	0	1 282
f) write-downs form consolidation reserve in the period, of which:	0	181
- write-offs for PBP Orbis Group capital reserves	0	42
- write-offs for Orbis Casino capital reserves	0	139
-		
g) write-downs form consolidation reserve at end of period	0	1 463
h) net value at end of period	0	181

Note 17.

CHANGES IN MINORITY SHAREHOLDERS' EQUITY INTEREST	June 30, 2001	June 30, 2000
a) balance at beginning of period	12 728	11 437
b) additions, of which:	428	560
- present year's result	315	459
-PBP consoliton adjustments	113	101
-		
c) reductions, of which:	1 329	109
- present year's result	1 329	109
-		
-		
d) balance value at end of period	11 827	11 888

Note 18.

CHANGES IN RESERVES ON INCOME TAXES	June 30, 2001	June 30, 2000
Reserves on income taxes at beginning of period	0	0
a) additions, of which:	0	0
-		
-		
-		
b) reductions, of which:	0	0
-		
-		
-		
Reserves on income taxes at end of period	0	0

Note 19.

OTHER RESERVES - by items	June 30, 2001	June 30, 2000
- payments to employees	66 408	63 595
- foreseeable losses	235	0
-		
Total other reserves	66 643	63 595

CHANGE IN THE BALANCE OF REMAINING RESERVES (EXCEPT RESERVES FOR RECEIVABLES)					
	payments to employees	foreseeable losses	-	-	Total other reserves
a) balance of remaining reserves at the beginning of	62 998	1			62 999
b) additions, of which:	3410	234			3 644
- payments to employees	3410				3 410
- foreseeable losses		234			234
-					
c) reductions, of which:	0	0	0	0	0
-					
-					
-					
d) dissolution, of which:	0	0	0	0	0
-					
-					
-					
e) balance of the remaining reserves at the end of period	66408	235			66 643

Note 20.

LONG-TERM LIABILITIES	June 30, 2001	June 30, 2000
a) long-term bank credits, of which:	55 711	7 722
- from the parent company	0	0
b) long-term loans, of which:	21 632	31 626
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
c) long-term notes payable	0	0
d) long-term liabilities by virtue of other securities and ownership rights	0	0
e) finance lease commitments	0	0
f) other long-term liabilities, of which:	109	158
-	0	0
-		
-		
Total long-term liabilities	77 452	39 506

LONG-TERM LIABILITIES - by maturity	June 30, 2001	June 30, 2000
a) over 1 to 3 years	67 791	30 694
b) over 3 to 5 years	8 216	7 151
c) over 5 years	1 445	1 661
Total long-term liabilities	77 452	39 506

LONG-TERM LIABILITIES - by currency	June 30, 2001	June 30, 2000
a) in Polish currency (PLN)	57 336	35 131
b) in foreign currencies (and restated in PLN)	20 116	4 375
b1. unit / currency .... / ....'000/USD	27	36
in thousands PLN	109	158
b2. unit / currency .... / ....'000/EURO	5 000	0
in thousands PLN	16 892	0
b3. unit / currency .... / ....'000/CHF	1 403	1 562
in thousands PLN	3 115	4 217
......		
b4. in other foreign currencies restated in thousands PLN	0	0
Total long-term liabilities	77 452	39 506

ORBIS S.A. SA-PS 2001 in thousands of PLN

LONG-TERM BANK CREDITS AND LOANS

Name of company and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral
		PLN	foreign currency	PLN	foreign currency			
Kredyt Bank S.A.	Ciechanów	4 387	1 879	2 781	1 252	LIBOR + 2%	31.12.2007	mortgage
Kredyt Bank S.A.	Ciechanów	1 197	524	334	150	LIBOR + 2%	30.06.2003	registered pledge, bill of exchange
Kredyt Bank S.A.	Ciechanów	3 500		1 592		WIBOR +2%	28.03.2004	registered pledge, bill of exchange
Kredyt Bank S.A.	Ciechanów	500		375		WIBOR +2%	30.04.2009	mortgage
Kredyt Bank S.A.	Ciechanów	600		420		WIBOR +2%	30.06.2005	mortgage
Kredyt Bank PBI	Ciechanów	33 317	PLN	33 317	PLN	Wibor 3m ce +1,5	15.05.2004	assignment of rights under the insurance contract, transfer of property ownership title
BWE- 24/ORB*	Warszawa	11 202	PLN	4 191	PLN	15% w skali roku	2007.10.07	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Warszawa, Solny, Francuski
PART-68/ORB**	Warszawa	21 650	PLN	6 661	PLN	50% kredytu ref.	2003.06.10	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Novotel - Gdańsk, Mrongovia, assignment of hotels insurance policies
Min.Fin.-I/94	Warszawa	18 700	PLN	12 021	PLN	50% kredytu ref.	2005.08.01	mortgage to secure future claims established in respect of the hotel Forum Kraków
Min.Fin.II/95	Warszawa	21 860	PLN	9 010	PLN	50% kredytu ref.	2003.08.01	mortgage to secure future claims established in respect of the hotel Forum Warszawa
Konsorcjum Banków	Londyn	5 000	EURO	5 000	EURO	Euribor pow.o marżę i stos.koszty obow.	2006.01.15	no additional collateral

LONG-TERM NOTES PAYABLE

Notes payable issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights

Note 21.

CURRENT LIABILITIES	June 30, 2001	June 30, 2000
a) short-term bank credits, of which:	0	28 479
- from the parent company	0	0
b) short-term loans, of which:	0	0
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
c) commercial papers payable	4 950	0
d) current liabilities by virtue of other securities and ownership rights	0	0
e) trade accounts payable, of which:	57 277	50 190
- to subsidiary companies	0	0
- to associated companies	0	0
- to the parent company	0	0
f) trade prepayments received	3 701	5 432
g) promissory notes payable	0	0
h) taxes, import tariffs, and social security payable	21 593	22 769
i) dividends payable	0	0
j) salaries and wages payable	2 562	1 725
k) current portion of long-term liabilities, of which:	12 303	13 495
- bank credits and loans	12 303	13 495
l) special funds	14 440	13 778
m) other current liabilities, of which:	4 985	6 213
- guarantee payments	209	368
- other	1 347	184
-		
Total current liabilities	**121 811**	**142 081**

CURRENT LIABILITIES - by currency	June 30, 2001	June 30, 2000
a) in Polish currency (PLN)	100 516	90 573
b) in foreign currencies (and restated in PLN)	6 855	37 730
b1. unit / currency .... / ....'000/USD	504	590
in thousands PLN	2 011	2 570
b2. unit / currency .... / ....'000/DM	676	948
in thousands PLN	1 170	2 022
b3. unit / currency .... / ....'000/FRF	146	0
in thousands PLN	77	0
......		
b4. in other foreign currencies restated in thousands PLN	3 597	33 138
Total current liabilities	**107 371**	**128 303**

ORBIS S.A. SA-PS 2001 in thousands of PLN

SHORT-TERM BANK CREDITS AND LOANS

Name of company and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral
		PLN	breign currenc	PLN	breign currenc			
Kredyt Bank S.A.	Ciechanów	4 387	1 879	232	104	LIBOR + 2%	31.12.2007	mortgage
Kredyt Bank S.A.	Ciechanów	1 197	524	121	55	LIBOR + 2%	30.06.2003	registered pledge, bill of exchange
Kredyt Bank S.A.	Ciechanów	3 500		318		WIBOR +2%	28.03.2004	registered pledge
Kredyt Bank S.A.	Ciechanów	500		25		WIBOR +2%	30.04.2009	mortgage
Kredyt Bank S.A.	Ciechanów	600		60		WIBOR +2%	30.06.2005	mortgage

COMMERCIAL PAPERS PAYABLE

Commercial papers issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights

SPECIAL FUNDS - by item	June 30, 2001	June 30, 2000
- social benefits employee fund	14 361	13 656
- awards & bonuses fund	79	122
-		
Total special funds	14 440	13 778

Note 22.

ACCRUED EXPENSES AND DEFERRED INCOME	June 30, 2001	June 30, 2000
a) accrued expenses, of which:	31 851	37 489
- salaries and additions	8 641	16 449
- hotel leasing reserve	15 693	12 045
- provision for membership in hotel systems	2 359	1 708
- reserves for costs of restructuring	935	0
- non-invoiced supplies	928	4 196
- other	3 295	3 091
b) deferred income, of which:	21 041	33 829
- unrealized foreign exchange differences	6 450	68
- advance payments for events	13 377	25 977
- advance payments for services subject to VAT	908	6 199
- other deferred income	306	1 585
-		
Total accrued expenses and deferred income	52 892	71 318

Notes to Consolidated Profit and Loss Account

Note 23.

NET SALES OF PRODUCTS - by class of business	6 months ended June 30, 2000	6 months ended June 30, 2001
- hotel accommodation services and ancillary facilities	299 066	330 492
- transportation services	29 275	27 327
- domestic travel services	8 859	12 311
- international travel services	51 573	62 995
- lease of space	15 624	17 172
- other	29 326	25 735
Total net sales of products	433 663	476 032

NET SALES OF PRODUCTS - by geographic area	6 months ended June 30, 2000	6 months ended June 30, 2001
a) domestic sales	375 505	428 716
b) export sales	58 158	47 316
Total net sales of products	433 663	476 032

Note 24.

NET SALES OF MERCHANDISE AND RAW MATERIALS - by class of business	6 months ended June 30, 2000	6 months ended June 30, 2001
- sales of merchandise	2 754	2 896
- sales of raw materials	971	1 822
-		
-		
-		
Total net sales of merchandise and raw materials	3 725	4 718

NET SALES OF MERCHANDISE AND RAW MATERIALS - by geographic area	6 months ended June 30, 2000	6 months ended June 30, 2001
a) domestic sales	3 725	4 718
b) export sales	0	0
Total net sales of merchandise and raw materials	3 725	4 718

Note 25.

EXPENSES - by categories	6 months ended June 30, 2000	6 months ended June 30, 2001
a) raw materials and energy used	42 523	66 931
b) third party work	123 279	113 403
c) taxes and charges	12 990	11 703
d) salaries and wages	136 169	145 663
e) employee benefits	35 597	41 027
f) depreciation and amortization	40 783	36 363
g) other	16 700	17 523
Total expenses by categories	408 041	432 613
Changes in inventories, and deferred and accrued expenses	(585)	(4 143)
Selling expenses (negative value)	(19 844)	(23 308)
General administrative expenses (negative value)	(59 691)	(61 721)
Cost of products sold	327 921	343 441

Note 26.

OTHER OPERATING INCOME	6 months ended June 30, 2000	6 months ended June 30, 2001
a) revenues from disposal of tangible fixed assets	6 883	7 134
b) grants	20	26
c) reserves cancelled, of which:	4 861	2 387
- receivables received	495	91
-reserves for payments to employees	3 409	1 997
- other	957	299
d) other, of which:	2 178	2 886
- trademark licence income	842	891
- grants received	65	5
- indemnity for lost profits of Panorama Hotel	0	690
- liabilities written-off	3	46
- other	417	365
Total other operating income	13 942	12 433

Note 27.

OTHER OPERATING EXPENSES	6 months ended June 30, 2000	6 months ended June 30, 2001
a) value of tangible fixed assets disposed	4 516	5 200
b) adjustments in value of inventories	0	0
c) unplanned depreciation charges	0	4
d) reserves established, of which:	7 600	2 487
- lessor's future claims reserve	1 755	1 673
- payments to employees	4 174	0
- uncollectible debt reserve	1 671	814
e) other, of which:	7 015	2 117
- employment restructuring costs	4 138	0
- donations	393	408
- goodwill amortization	895	894
- other	295	238
Total other operating expenses	19 131	9 808

Note 28.

INCOME ON SHARES IN OTHER COMPANIES	6 months ended June 30, 2000	6 months ended June 30, 2001
Income on shares in other companies, of which:	0	99
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
Total income on shares in other companies	0	99

Note 29.

INCOME ON OTHER FINANCIAL FIXED ASSETS	6 months ended June 30, 2000	6 months ended June 30, 2001
Income on other financial fixed assets, of which:	0	0
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
Total income on other financial fixed assets	0	0

Note 30.

OTHER FINANCIAL INCOME	6 months ended June 30, 2000	6 months ended June 30, 2001
a) interest on loans granted, of which:	379	352
- from subsidiary companies	0	46
- from associated companies	55	59
- from the parent company	0	0
b) other interest, of which:	3 486	3 126
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
c) gain on disposal of securities, shares and other ownership rights	563	6 318
d) revaluation of securities, shares and other ownership rights	0	2 348
e) gain on foreign exchange differences	3 647	1 036
f) reserves cancelled, of which:	0	0
-		
-		
-		
g) other, of which:	7 756	7 690
- exchange and foreign currency cashier outlets	7 702	7 548
- pozostałe	54	142
-		
Total other financial income	15 831	20 870

Note 31.

FINANCIAL EXPENSES	6 months ended June 30, 2000	6 months ended June 30, 2001
a) interest on bank credits and loans contracted, of which:	2 780	4 511
- to subsidiary companies	0	0
- to associated companies	0	0
- to the parent company	0	0
b) other interest, of which:	1 929	67
- to subsidiary companies	0	0
- to associated companies	0	0
- to the parent company	0	0
c) loss on disposal of securities, shares and other ownership rights	0	0
d) revaluation of securities, shares and other ownership rights	0	446
e) loss on foreign exchange differences	2 118	1 573
- realized	1 436	1 317
- unrealized	682	256
f) reserves established, of which:	0	0
-		
-		
-		
g) other financial expenses, of which:	6 409	6 431
- exchange and foreign currency cashier outlets	6 334	6 128
- pozostałe	0	5
-		
Total financial expenses	13 236	13 028

Note 32.

EXTRAORDINARY GAINS	6 months ended June 30, 2000	6 months ended June 30, 2001
a) windfall gains	635	371
b) gain on sales of shares in subsidiary companies	0	0
c) gain on sales of shares in associated companies	0	0
d) other extraordinary income, of which:	7	37
- refund of costs after fire	0	33
-		
-		
Total extraordinary gains	642	408

Note 33.

EXTRAORDINARY LOSSES	6 months ended June 30, 2000	6 months ended June 30, 2001
a) casualty losses	53	128
b) loss on sales of shares in subsidiary companies	0	0
c) loss on sales of shares in associated companies	0	0
d) other extraordinary expenses	46	91
- costs of reconstruction procedure	0	2
- repairs of premises after fire	5	55
-		
Total extraordinary losses	99	219

Note 34.

CORPORATE INCOME TAX	6 months ended June 30, 2000	6 months ended June 30, 2001
1. Profit (loss) before income taxes	26 606	60 910
2. Consolidation adjustments	1 325	(214)
3. Permanent differences between profit (loss) before income taxes and taxable income	(519)	6 420
4. Timing differences between profit (loss) before income taxes and taxable income	18 110	14 162
5. Other differences between profit (loss) before income taxes and taxable income, of which:	(3 216)	(17 843)
- prior years' accumulated loss	0	0
6. Taxable income	42 306	63 435
7. Corporate income tax at .... % rate	10 816	19 030
8. Reliefs, exemptions, allowances, and reductions in/of corporate income tax	0	60
9. Corporate income tax payable	12 213	18 970
10. Reserves on income taxes	0	(96)
- balance at beginning of period	359	1 422
- additions	0	0
- reductions	0	96
- balance at end of period	359	1 326
11. Deferred income taxes	1 607	(476)
- balance at beginning of period	7 021	12 813
- additions	5 423	2 590
- reductions	3 816	3 066
- balance at end of period	8 628	12 337
12. Corporate income tax on profit before taxes as disclosed in the Consolidated Profit and Loss Account	9 209	19 410

Note 35.

OTHER OBLIGATORY INCOME DECREASES (LOSS INCREASES) - specifically	6 months ended June 30, 2000	6 months ended June 30, 2001
-		
-		
-		
Total other obligatory income decreases (loss increases)	0	0

Note 36.

NET PROFIT (LOSS)	6 months ended June 30, 2000	6 months ended June 30, 2001
a. net profit (loss) of the parent company (after consolidation adjustments)	16 960	44 985
b. net profit (loss) of subsidiary companies (after consolidation adjustments)	683	(2 252)
c. net profit (loss) of associated companies (after consolidation adjustments)	482	948
Net profit (loss)	18 125	43 681

Signatures of all the Board of Directors Members				Signature of person responsible for the Company's general ledger
date	name	position	signature	date
date	name	position	signature	name
date	name	position	signature	position
date	name	position	signature	signature
date	name	position	signature	

Explanatory Notes to the Consolidated Cash Flow Statement

37. Structure of cash and cash equivalents disclosed in the cash flow statement:

(in PLN '000)

	As at 01.01.2001	As at 30.06.2001
Total cash and cash equivalents' balance, of which:	66 180	78 978
Cash at hand	3 179	3 332
Cash in the bank	57 387	74 978
Other cash and cash equivalents	5 614	668

38. The operating activities referred to in the cash flow statement relate primarily to the Group's core business, i.e. provision of hotel, food and beverage services by the parent (dominant) company and tourist as well as transportation services by subsidiary companies.

The investment activities relate to investment of the Group's cash and cash equivalents in tangible and financial fixed assets as well as short-term securities.

The financing activities disclosed in the cash flow statement relate mainly to loans and credits incurred by subsidiaries, PBP Orbis and Orbis Transport, and to repayment of credits and loans. Moreover, the financing activities include purchase and sale of foreign currencies (exchange offices), which disclose purchase of currencies as expenditure and sale of currencies as revenues.

39. The consolidated cash flow statement is a sum of statements of the consolidated subsidiaries and the parent (dominant) company, taking into account the consolidation adjustments to the balance sheet and the profit and loss account.

40.. In respect of the operating activities, the item A II.15 „Other adjustments" includes:

	(in PLN '000)
TOTAL, of which:	8 195
Accrued and unpaid interest on loans	1 298
Net shortage of passenger car	665
Appropriation of liabilities as shareholders' equity	7 215
Balance sheet valuation of credit	(524)
Results of exchange offices activity	(427)
Fixed assets disbursed from the warehouses	(32)

ORBIS HOTELS

Additional notes

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

Additional Notes

Note No 1.
In the year 2001, the companies constituting the Group did not issue securities as defined in Article 3 section 3 of the Act of August 27, 1997, - the Law on Public Trading in Securities (Journal of Laws „Dz.U." No 118, item. 754, as amended).

Note No 2.
The companies constituting the Group do not owe any amounts to the public budget or units of territorial self-government related to acquisition of the ownership title to buildings and constructions.

Note No 3.
The companies constituting the Group did not cease their business operations in 2001.

Note No 4.

	Investment outlays (PLN 000) during the first half of 2001		
	Planned for 2001	Incurred in 2001	Incurred in 2000
Orbis S.A.	232 525	63 363	107 357
PBP Orbis Sp. z o.o.	3 000	656	1 048
Orbis Transport Sp. z o.o.	26 098	19 360	16 839
TOTAL	**261 623**	**83 379**	**125 244**

Failure to implement the investment plan in Orbis S.A. in the first half of the year 2001 is predominantly attributable to a deteriorating rate of economic growth, which negatively affected the number of arrivals and guests staying in Polish hotels, including ORBIS hotels. Moreover, the decrease in the hotel occupancy rate as compared with the past year brought about the need to verify business plans prepared in respect of priority hotel modernization tasks and resulted in their reformulation. Therefore, several investment projects have been postponed in time, suspended or terminated.

Note No 5.
During the period to which the financial statements relate, Orbis Group did not enter into any transactions with associated entities, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between ORBIS S.A. and:

a) members of the Management Board or Supervisory Board of ORBIS S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of ORBIS S.A., it subsidiaries and associated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of ORBIS S.A., it subsidiaries and associated companies.

Note No 6.
No joint-ventures within the Orbis Group were undertaken in the first half of the year 2001.

Note No 7.
Breakdown of the employment level in the Group into professional categories:

Item description	Average employment level	
	2001	**2000**
ORBIS S.A.		
I. Hotel services /1. to 5./	5 625	6 213
1. Hotel accommodation services	1 948	2 092
2. Food and beverages division	3 220	3 571
3. Other services offered	119	144
4.Ancilliary activities	302	369
5. Commercial activities	36	37
II. Administration and management	1 145	1 235
III. Real property management	828	950
IV. Marketing	219	211
PBP Orbis Sp. z o.o.		
I. Tourist services /1. to 3./	**279**	**293**
1. Domestic tourist services	56	64
2. Foreign outgoing tourist services	129	127
3. Foreign incoming tourist services	94	102
II. Travel services	156	151
III. Transportation	27	34
IV. Currency exchange and exchange offices	9	10
V. Accounting and finance	124	130
VII. Administration and miscellaneous	130	142
Orbis Transport Sp. z o.o.		
I. Management	9	9
II.. Administration	135	141
III. Drivers	68	86
IV. Garage	18	22
V. Car Wash	4	4
TOTAL EMPLOYEE HEADCOUNT	**8776**	**9630**

Note No 8.

Remuneration of Management Board and Supervisory Board members			
	In the parent (dominant) company	In subsidiaries	
of which:	**Orbis SA**	**PBP Orbis**	**Orbis Transport**
Management Board	1 664	218	90
Supervisory Board	202	86	43
TOTAL	1 868	304	133

Note No 9.
As of June 30, 2001, members of the Company's Management Board and Supervisory Board were not indebted to the company, its subsidiaries nor the associated companies.

Note No 10.
No events relating to past years occurred during the reporting period.

Note No 11.
No events that could affect the results reported for the first half of the year in 2001 occurred after the balance sheet date.

Note No 12.
ORBIS Spółka Akcyjna having its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise „Orbis" on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises. The Company is registered in the District Court for the Capital City of Warsaw, XIX Economic Division, National Court Registry – Companies' Register under the no 0000022622.
Assets and liabilities of the State-Owned Enterprise „Orbis" were taken over at their book value according to the balance sheet prepared as of December 31, 1990.

Note No 13.
During the last three years of the Company's operations, the annual inflation level remained below 20%. Therefore, the financial figures for the first six months of the year 2001 have not been adjusted.

Note No 14.
During the reporting period no changes occurred in respect of the accounting principles but the method of presentation of fixed and financial assets was changed in the year 2000, resulting in a decrease of the balance sheet amount by PLN 1,606 thousand.

Note No 15.
In the presented statements for the first six months of the year 2001, the figures for the year 2000 concerning financial fixed assets have been corrected by a surplus in the valuation of contribution in kind to limited liability companies Królewska – PLN 611 thousand, PH Majewicz – PLN 995 thousand; total PLN 1,606 thousand.

Note No 16.
As of June 30, 2000, the share capital of Orbis S.A. amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders who hold over 5% of the share capital include:

1. ACCOR S.A	20.00%
2. Reib International Holdings Limited	10.37%
3. The State Treasury	6.24%
4. Globe Trade Centre S.A.	5.00%
5. Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc together with subsidiary companies	5.00%
6. Michał Sołowow	5.01%
7. Other Shareholders	48.38%

Note No 17.
As of June 30, 2001, the initial capital of Polskie Biuro Podróży Orbis Sp. z o.o. equaled PLN 16,453,900. Its shareholders are:

ORBIS S.A.	-	69.887%
Beton Stal S.A.	-	16.191%
795 natural persons (individuals)	-	8.224%
INVOR Sp. z o.o.	-	5.383%
Chrobot Reiseburo	-	0.243%
Wilanów Sp. z o.o.	-	0.063%
BP Zbigniew Janik	-	0.009%

The annual Ordinary General Assembly of the Shareholders of PBP Orbis Sp. z o.o. held on June 28, 2001, adopted a resolution concerning redemption of not more that 8,010 shares in the Company's equity and refunding their balance sheet value to the shareholders (according to the balance sheet prepared as of December 31, 2000), which breaks down to PLN 150 per each share.

Note No 18.
An increase of the declared capital of the Company Orbis Transport Sp. z o.o. by an amount of PLN 7 214 800 was registered in January 15, 2001. As of March 31, 2001, the Company's equity amounts to PLN 14 429 300. Its shareholders include:

ORBIS S.A.	-	82.383%
L.G. Petro Bank S.A.	-	13.521%
437 individuals (natural persons)	-	2.597%
INVOR Sp. z o.o.	-	0.965%
Chrobot – Reisen	-	0.354%
PBP "ORBIS" Sp. z o.o.	-	0.180%

The annual Ordinary General Assembly of the Shareholders of Orbis Transport Sp. z o.o. held on June 15, 2001, adopted a resolution concerning redemption of not more that 4,827 shares in the Company's equity and refunding their balance sheet value to the shareholders (according to the balance sheet prepared as of December 31, 2000), which breaks down to PLN 248.85 per each share.

Note No 19.
As of March 31, 2001, the declared capital of the Orbis Casino Sp. z o.o. amounted to PLN 2 592 000. Its shareholders include:

ORBIS S.A.	-	33.33%
Finkorp Sp. z o.o.	-	33.33%
ZPR S.A.	-	33.33%

Note No 20.
The PBP Orbis Group is composed of: PBP Orbis Sp. z o.o., as a parent (dominant) company and CB International Sp. z o.o., an associated company.
PBP Orbis Sp. z o.o., also known as Orbis Travel, provides diversified tourist and travel services in Poland and abroad. The company organizes private and package tours, runs ticket sale, rents cars, leases mobile telephones and sells insurance policies. The company has its own currency exchange offices as well as a commercial and business acquisition network of 27 branches, specialized units of foreign incoming tourist services, congresses and hunting services office.
PBP Orbis cooperates with 75 licensed travel agencies on the basis of franchise agreements executed with these agencies by Orbis S.A..

Note No 21.
Orbis Transport Sp. z o.o. conducts its operations both at its own account and in co-operation with other business organizations and foreign partners, consisting in organization and provision of the following services:
- foreign and domestic transportation services,
- lease and rent of motor vehicles,,
- trade, including sale of motor vehicles and spare parts,
- exports and imports of products and goods,
- agency services in provision of tourist, hotel and transportation services,
- carriage of passengers - running regular bus routes,
- car repair service and parking services,
- agency and representation services,
- travel organization.

Note No 22.
The business of Orbis Casino Sp. z o.o. consists in running casinos and lottery games as well as providing food & beverage services in 9 casinos located in Orbis hotels, such as "Victoria-Sofitel" in Warsaw, "Sofitel" in Cracov, "Neptun" in Szczecin, "Grand" w Sopot, "Warszawa" in Katowice, "Unia" in Lublin, "Giewont" in Zakopane, "Marina" in Gdańsk and „Poznań" in Poznań.
The company also operates arcade games salons in the following hotels: "Grand" in Warsaw, "Petropol" in Płock and "Grand" in Łódź.
Moreover, in accordance with the Company's Articles of Association, Orbis Casino Sp. z o.o. conducts business operations in the following fields:
- domestic and foreign trade,
- training courses,
- consulting, representation and agency services,
- publishing,
- entertainment,
- advertising services,

- trade in and management of real property,
- activities related to recreation as well as cultural and sports events,
- finance intermediary services in respect of granting financial and cash loans outside the banking system as well as ancillary services in respect of financial agency services, including running currency exchange offices.

Note No 23.
As of June 30, 2001, members of the Management Board held the following blocks of Orbis S.A. shares:

1. Maciej Grelowski	President of the Management Board holds 4 563 shares of ORBIS S.A.
2. Krzysztof Andrzej Gerula	Vice-President of the Management Board holds 2 607 shares of ORBIS S.A. holds 182 shares of PBP Orbis Sp. z o.o. holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of ORBIS S.A. holds 327 shares of PBP Orbis Sp. z o. o holds 470 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3 000 shares of ORBIS S.A.
5. Lidia Mieleszko	Member of the Management Board holds 268 shares of ORBIS S.A.
6. Yannick Rouvrais	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group

Note No 24.
On January 31, 2001, the Rating Committee of the Central European Rating and Analyses Center (CERA S.A.) decided to maintain the „A+" rating with a stable perspective awarded to Orbis S.A. and to withdraw the company from its „observation list".
/Current report no 2/2001/.

Note No 25.
The capital increase in Orbis Transport Sp. z o.o. was registered on January 15, 2001. Orbis S.A. holds 82.383% shares in the capital of the company.
/Current report no 3/2001/.

Note No 26.
The management contract with the company „PH Majewicz Sp. z o.o." relating to „Pod Orłem" Hotel in Bydgoszcz was terminated. The said management contract was replaced with a franchise agreement.
/Current report no 4/2001/.

Note No 27.
On February 14, 2001, Orbis S.A. and PKN „ORLEN" having its corporate office in Płock signed a co-operation agreement concerning granting weekend coupons as an award in the Vitay Program.
/Current report no 5/2001/.

Note No 28.
On February 15, 2001, Orbis S.A. signed an annex to the Conditional General Franchising Agreement according to which the fees payable by Orbis S.A. to Accor Polska Sp. z o.o. in respect of hotels being a part of the ACCOR network will be made in three equal annual installments.
/Current report no 6/2001/.

Note No 29.
On March 26, 2001, Orbis S.A. executed a credit agreement with a consortium composed of 6 banks led by Credit Lyonnais concerning granting of a fifty million EURO closed-end credit facility with an option to convert it into a revolving credit.
/Current report no 7/2001/.

Note No 30.
On April 3, 2001, Orbis S.A. and Inter-Continental Hotels Corporation of Atlanta, Georgia, U.S.A. executed an agreement, by virtue of which, upon a mutual consent of the parties, the franchising agreement executed with IHC concerning the trade mark for the Victoria Hotel in Warsaw expired on April 1, 2001, while the franchising agreement executed with IHC concerning the trade mark for the Forum Hotel in Warsaw will expire on July 1, 2001.
/Current report no 8/2001/.

Note No 31.
On April 12, 2001, „Orbis" S.A. and Skanska Polska Sp. z o.o. having its corporate headquarters in Warsaw signed a contract concerning implementation of the first phase of modernization works at the „Forum" hotel in Warsaw. The I phase of works involves modernization of the hotel rooms. The parties assessed the value of the contract at PLN 29,300,000 plus VAT.
/Current report no 9/2001/.

Note No 32.
On April 18, 2001, Orbis and MITEX S.A. with its corporate seat in Kielce signed and agreement concerning creation of leisure and sports center in the "Mrongovia" hotel in Mrągowo. The value of the contract amounts to PLN 11,500,000 plus VAT.
/Current report no 10/2001/.

Note No 33.
On May 17, 2001, Orbis S.A. and ACCOR POLAND executed Annex No 4 to the General Conditional Franchise Agreement signed by and between the parties on July 26, 2000.
In accordance with the said Annex, the indemnity payment of US$ 1,600,000 for Inter-Continental Hotels Corporation shall be settled as a set-off of mutual payments between Orbis S.A. and ACCOR POLAND Ltd. constituting partnership fee as well as fixed license

fees due from Orbis S.A. for the given Hotel and for Hotels which already operate or will, by December 31, 2001, commence their operations under a name being one of the ACCOR's Trade Marks, with the exception of hotels which used the trademark NOVOTEL prior to the execution of the above mentioned Agreement.
/Current report no 15/2001/.

Note No 34.
The Rating Committee of the Central European Rating and Analyses Center (CERA S.A.) has revised its ratings and decided to maintain the creditworthiness rating awarded to ORBIS S.A. in May, 2000, at a „A+" level with a stable perspective.
/Current report no 17/2001/.

Note No 35.
The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 7, 2001. The Assembly approved:

1) Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2000, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2000;
2) Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2000, up till December 31, 2000;
3) Financial statements of the Company including:
   - balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,257,101,430.57 (say: one milliard two hundred fifty seven million one hundred and one thousand four hundred and thirty Polish Zloty and 57 Grosze);
   - profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 84,807,484.42 (say: eighty four million eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze);
   - cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 19,187,655.01 (say: nineteen million one hundred and eighty seven thousand six hundred and fifty five Polish Zloty and 1 Grosze);
   - additional notes;
4) Apportionment of the entire net profit generated during the financial year ended December 31, 2000, amounting to PLN 84,807,484.42 (say: eighty four million eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze) to the Company's supplementary capital,

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2000.

Note No 36.
The Ordinary General Assembly of Orbis S.A. Shareholders also approved the annual consolidated financial statements of the Orbis Group in Warsaw, prepared as of December 31, 2000, including:

1. consolidated balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,351,466 thousand (say: one milliard three hundred fifty one million four hundred and sixty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 87,587 thousand (say: eighty seven

million five hundred and eighty seven thousand Polish Zloty);

3. consolidated cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 23,962 thousand (say: twenty three million nine hundred and sixty two thousand Polish Zloty);
4. additional notes;
5. report on the activity of the Group during the year 2000.

Note No 37.
The Ordinary General Assembly of Orbis S.A. Shareholders appointed the following members of the Supervisory Board for its V term of office: Andrzej Saja, David Vely, Christian Rousseau, Janusz Marek Czarzasty, Paweł Dębowski, Stephane Michelangeli, Eli Alroy, and acknowledged the report of the Central Electoral Committee on the election of employee representatives to serve as members of the "Orbis" S.A. Supervisory Board during its V term of office, as a result of which, pursuant to § 16 section 2 and 3 of "Orbis" S.A. Statutes, the following persons had been appointed members of the Supervisory Board for its V term of office: Rożdżyński Janusz, Dutkowska Wanda and Czepielinda Sabina.

Note No 38.
The Ordinary General Assembly of Shareholders granted its consent to:

1) transfer of the title to perpetual use of real property located in Toruń, Poland, at 1/3, Kraszewskiego street, consisting of a plot of land no 154/3, having an area of 0,0433 hectare to the Toruń City Commune for a price of PLN 11,260;
2) termination of the title to perpetual use of real property consisting of a plot of land no 154/1, having an area of 0,0121 hectare and passing it over to the State Treasury for municipal purposes, against payment of indemnity in the amount of PLN 3,100 to Orbis; the above mentioned titles to perpetual use of the real property are disclosed in the land and mortgage register KW no 16175 kept by the District Court in Toruń, Land and Mortgage Registry Division;
3) transfer of the title to perpetual use of land constituting a component of an undeveloped real estate composed of plots no 329/1 and 329/3 located at 2, Popiełuszki street, Toruń, Poland;
4) sale of the title to perpetual use of land constituting a component of a real estate located in Toruń and consisting of:
   - plot of land no 329/1 having an area of 0,0327 hectare,
   - and plot of land no 329/3 having an area of 0,0064 hectare,
   registered in the land and mortgage register KW no 29943 kept by the District Court in Toruń, Land and Mortgage Registry Division;
5) transfer of the title to perpetual use of land constituting a component of a real estate located in Zegrze Płd., Nieporęt Commune, consisting of:
   - plot of land no 81/1 having an area of 200.00 m^2,
   - and plot of land no 125/1 having an area of 2232.00 m^2,
   registered in the land and mortgage register KW no IV-4464 (formerly KW 37843) kept by the District Court in Legionów, Land and Mortgage Registry Division;
5) transfer of the title to perpetual use of land constituting a component of a real estate located in Bielsko-Biała, consisting of plot no 119/5 having an area of 653 m^2, registered in the land and mortgage register KW 35048 kept by the District Court in Bielsko-Bia³a, Land and Mortgage Registry Division;

6) transfer of the housing co-operative member's ownership title to commercial premises located at 20, Żabia street, Białystok, having a total area of 1163.20 m^2 (first and second floor in a XI-floor building), under the management of a housing co-operative in Białystok;
7) transfer of the real estate located at 5, Powstańców Śląskich street, Wrocław, consisting in a plot of land no 39 (AM 14) having the total area of 3649.00 m^2, in which the ORBIS share equals 11.85%, and commercial premises (VIII floor in a multi-storey building) having an area of 532.60 m^2, owned by ORBIS S.A., along with the respective share of the common premises of the building, in which the ORBIS share equals 11.85%, registered in the land and mortgage register no KW 93590 kept by the District Court in Wrocław-Krzyki, Land and Mortgage Registry Division;
8) transfer of the title to perpetual use of a plot of land no 9/7, having the total area of 1393.00 m^2 and the ownership title to a building located at 9, Modrzewiowa street, Bydgoszcz, having the total area of 183.00 m^2, registered in the land and mortgage register no KW 35738 kept by the District Court in Bydgoszcz, Land and Mortgage Registry Division;
9) transfer of the title to perpetual use of a plot of land no 10/5, having an area of 2793.00 m^2 and the ownership title to buildings and constructions located at 3, Rolna street, Włocławek, having an area of 628.00 m^2, registered in the land and mortgage register no KW 53147 kept by the District Court in W³oc³awek, Land and Mortgage Registry Division;
10) acquisition by ORBIS S.A. from the Office of the Sopot Commune of the right of perpetual use, until the year 2089, of plots no 2/7, 103/7 and 104/7, registered in the land register under entry no 865, located in Sopot at Powstańców Warszawy street, having a total area of 591 m^2, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 4718 which specifies their legal status in return for abandonment by ORBIS S.A. of the right of perpetual use, until the year 2089, of plot no 2/5, having a total area of 492 m^2, registered in the land register under entry no 3654, located in Sopot at Powstańców Warszawy street, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 5302 which specifies its legal status.

/Current report no 19/2001/.

Note No 39.

On July 20, 2001, Orbis S.A. implemented the provisions of the Articles of Association of the limited liability company Globis Poznań Sp. z o.o. and executed a sale agreement with Globis Poznań Sp. z o.o., by virtue of which Globis Poznań Sp. z o.o. acquired from Orbis S.A. the right of perpetual usufruct of land located at Roosevelt street in Poznań, Poland. The above mentioned transaction was concluded on terms specified in Resolution No 2 of the Extraordinary General Assembly of Shareholders of Orbis S.A.
/Current report no 23 dated June 30, 2000/.

Note No 40.

On March 14, 2001, Orbis S.A. purchased from Kulczyk Holding 165 924 shares having their nominal value specified in Euro in the company AWSA Holland B.V. established under the Dutch law.

On March 14, 2001, Orbis S.A. acting as a contributor and AWSA Holland II B.V. acting as a recipient executed an agreement concerning contribution, as a premium, of shares in a motorway developer, Autostrada Wielkopolska S.A., having a value of PLN 42,950 thousand.

The shares in Autostrada Wielkopolska SA contributed to AWSA Holland II B.V. by shareholders on March 23, 2001 had been contributed by AWSA Holland II B.V. to the

company AWSA Holland I B.V..
AWSA Holland I B.V. pledged the shares in Autostrada Wielkopolska SA to Credit Lyonnais SA as collateral security for the repayment of loan. The pledge was registered in the share register of Autostrada Wielkopolska SA and entered in the Pledge Register kept by the XVIII Commercial Division of the District Court for the Capital City in Warsaw.

Note No 41. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings having a total value in excess of PLN 105 million, which would correspond to 10% of the equity shown in the balance sheet prepared as of June 30, 2001, were initiated against or by the Orbis Group. Among the pending court litigation, the case relating to the „Hotel Europejski" in Warsaw is of particular importance to Orbis S.A..

On October 6, 1999, the Head of the Warsaw County issued a decision concerning establishment of a right to perpetual hold (of 99-year duration) of the real property located in Warsaw, at 13, Krakowskie Przedmieœcie street, to a joint stock company named "Hotel Europejski - Spółka Akcyjna" having its corporate headquarters in Warsaw.
In the opinion of the Management Board of Orbis S.A., this decision was a mistake. In the light of the above, on October 25, 1999, Orbis S.A. appealed against this decision and pleaded for its reversal by the relevant appellate authority in accordance with the appeal procedure.
On December 17, 1999, the Voivod (Head) of the Mazowieckie Province annulled the challenged decision in its entirety and passed the case for further review.

On December 30, 1999, the Management Board of Orbis S.A. acting in the interest of its shareholders, including its largest shareholder – the State Treasury holding over 40% of shares, filed with the Head of the Warsaw County a demand to transfer the ownership title to the real property located in Warsaw at 13, Krakowskie Przedmieœcie street, or possibly to establish a right of perpetual use of the above mentioned real property at the same time transferring the ownership title to the building located on this real property. Two experts' opinions on financial outlays made with respect to the above-mentioned real property were produced as a justification of the above-mentioned demand.
The said opinions confirm that outlays made by Orbis for upgrading and modernization of the hotel building, which was damaged in over 74%, exceed the value of the land, thus giving legal grounds for the transfer to Orbis S.A., against an appropriate consideration, of the ownership title to the land pursuant to Article 231 of the Polish Civil Code.

Since the Head of the Warsaw County failed to comply with the request of Orbis S.A., on February 11, 2000, Orbis S.A. filed a suit with the I Civil Division of the District Court in Warsaw to issue an injunction to the defendant, the State Treasury, represented by the Head of the Warsaw County, to transfer to Orbis S.A., against a consideration, the title of ownership of land located in Warsaw, at 13, Krakowskie Przedmieœcie street, marked as plots of land numbered 51/1 with an area of 5 261 m^2, 51/2 with an area of 50 m^2, and 51/3 with an area of 19 m^2 in the map section 5-03-05, with respect to which the VI Land and Mortgage Registry Division of the District Court for Warsaw-Mokotów keeps a land and mortgage register no KW 201926.

On March 29, 2000, Orbis S.A. applied to the Supreme Administrative Court in Warsaw to suspend the proceedings initiated and pending before the Court as a result of complaint of

HOTEL EUROPEJSKI S.A. having its corporate seat in Warsaw filed on January 18, 2000, against a decision no 406 dated December 17, 1999, issued by the Mazowieckie Province Voivod, due to the fact that other proceedings are pending, in the course of which it shall be resolved with whom the right of ownership of the land should lie.

On May 8, 2000, the Regional Court in Warsaw, I Civil Department, ruled in the case filed by Orbis S.A. against the State Treasury represented by the Head of the Warsaw County for transferring ownership title, and ordered to secure the claim by entering a warning in section III of the land register KW 201926 maintained by the Regional Court for Warsaw Mokotów, VI Land and Mortgage Register Division in Warsaw, regarding pending litigation in respect of the transfer of ownership title to the real estate with an area of 53 a 30 sq.m. located in Warsaw at Krakowskie Przedmieœcie 13 in favor of Orbis S.A. The court dismissed the remaining scope of the motion to secure the claim.

At a hearing on July 28, 2000, the Supreme Administrative Court rejected the motion (seconded also by the Voivod) to suspend the proceedings and annulled the decision of Voivod no 406 dated December 17, 1999.
On August 31, 2000, the legal advisers I&Z spółka cywilna received a written justification of the Supreme Administrative Court's ruling from which it follows that the matter will be submitted to the Mazowieckie Province Voivod for reconsideration in the course of appellate proceedings.

On September 8, 2000, the legal advisers I&Z spółka cywilna applied to the Mazowieckie Province Voivod to suspend administrative proceedings initiated as a result of a motion lodged by Hotel Europejski S.A. to establish a right to perpetual hold (of 99-year duration) of the lot of land located in Warsaw, at 13, Krakowskie Przedmieœcie street, to this joint stock company, on the grounds that that court proceedings are pending before the I Civil Division of the District Court in Warsaw in the course of which it shall be resolved with whom the right of ownership of this land should lie.

On November 6, 2000, by virtue of a decision no. 119/00, the Voivod of the Mazowieckie Province refused to suspend administrative proceedings regarding the consideration of the appeal in respect of instituting perpetual hold of the plot of land located in Warsaw at Krakowskie Przedmieœcie 13 in favor of the joint stock company Hotel Europejski with its seat in Warsaw.

In response, on November 22, 2000, Orbis S.A. represented by the legal advisers I&Z spółka cywilna complained against this decision to the Chairman of the Office of Housing and Urban Development through the mediation of the Voivod of the Mazowieckie Province and applied for the decision to be reversed and reiterated its request for suspending administrative proceedings in the case.
On December 5, 2000, having reconsidered the appeal filed by the legal advisers I&Z against the decision of October 6, 1999, no. 532/ZP/99, issued by authorization of the Head of the Warsaw County and establishing the right of perpetual usufruct to the land located in Warsaw where Hotel Europejski is located in favor of Hotel Europejski S.A., the Voivod of the Mazowieckie Province issued decision no.588/00. The Voivod reversed section 2 (establishing a symbolic fee for instituting perpetual usufruct) and section 3 (obligating the perpetual usufructuary to make the payment by the date of signing of the relevant notary deed) of the disputed decision and ruled in this respect, while the remaining scope of the disputed

decision was upheld.

On January 10, 2001, Orbis S.A. filed a complaint against the Voivod's Decision no.588/00 dated December 5, 2000, reversing sections 2 and 3 and upholding the remaining scope of the decision issued by authority of the Head of the Warsaw County no.532/ZP/99 of October 6, 1999, which established the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieœcie 13 in favor of the company Hotel Europejski S.A. with the Supreme Administrative Court, and applied for reversal of the disputed decision on the grounds that it was issued in violation of the law and for allocating litigation costs according to prescribed rules.

On January 17, 2001, the attorney-at-law of Orbis S.A. applied to the Supreme Administrative Court to suspend the execution of the decision no.588/00 dated December 5, 2000, issued by the Voivod of the Mazowieckie Province, reversing sections 2 and 3 and upholding the remaining scope of the decision issued by authority of the Head of the Warsaw County no. 532/ZP/99 of October 6, 1999, which established the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieœcie 13 in favor of the company Hotel Europejski S.A..

The District Court for Warsaw-Mokotów, X Land and Mortgage Registry Division in Warsaw entered, on February 12, 2001, a warning in section III of the land and mortgage register KW 201926 regarding litigation in respect of the transfer of ownership title to the real estate instituted by Orbis S.A. and pending before the District Court in Warsaw, I Civil Division.
Following the consideration of the complaint filed by Orbis S.A on November 22, 2000 against the decision issued by the Voivod of the Mazowieckie Province no. 119/00 dated November 6, 2000 refusing to suspend the appellate proceedings with respect to the establishment of the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieœcie 14, on February 27, 2001 the Chairman of the Office of Housing and Urban Development issued a decision (no. GN.5.1-Z-14/01) upholding the challenged decision of the Voivod of the Mazowieckie Province dated November 6, 2000.

On March 30, 2001, Orbis S.A., represented by its legal advisers I&Z spółka cywilna, complained against the decision of February 27, 2001 to the Supreme Administrative Court and applied for the reversal of the challenged decision on the grounds that it was issued in violation of the law and for the reversal of the decision upheld thereby and pleaded to submit the case the Voivod of the Mazowieckie Province for further consideration.

Having considered and examined the case on complaint filed by Orbis S.A against the decision by the Voivod of the Mazowieckie Province dated December 5, 2000 in the matter of the perpetual usufruct, on March 28, 2001 the Supreme Administrative Court ordered that the complaint be dismissed. The justification to the ruling included, among others, a statement that the complaint was filed after time limit prescribed for its filing had lapsed.

In relation to the ruling issued on March 28, 2001, on April 10, 2001, Orbis S.A. represented by the legal advisers I&Z spółka cywilna lodged a motion with the Supreme Administrative Court for the addendum to the decision – the interpretation of the justification to the ruling with respect to the fact that the challenged decision was served on the attorney-at-law, in the procedure prescribed in Art. 40 of the Code of Administrative Procedure and the influence this circumstance exerted on the time limit set for the filing of the complaint.

On April 25, 2001, Orbis S.A represented by the legal advisers I&Z spółka cywilna lodged an application with the First President of the Supreme Court for filing an extraordinary appeal to the Supreme Court against the ruling issued on March 28, 2001 by the Supreme Administrative Court in the matter of the perpetual usufruct demanding the Court to move for the reversal of challenged ruling issued by the Supreme Administrative Court on March 28, 2001 and for the consideration of the complaint filed by Orbis S.A. against the decision of the Voivod of the Mazowieckie Province dated December 5, 2000. The decision rendered by the Supreme Administrative Court on March 28, 2001 is challenged on the grounds that it represents a flagrant infringement of the provisions of the Constitution of the Republic of Poland and the provisions of the Code of Administrative Procedure consisting in the calculation of the time limit for filing the complaint with the Supreme Administrative Court from the date the challenged decision of the Voivod of the Mazowieckie Province was served on the Party, and not on its attorney-at-law.

Thus, the following proceedings are currently pending:
1) proceedings before Supreme Administrative Court on complaint filed by Orbis S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings;
2) proceedings before the civil court regarding the purchase of land by the owner of Orbis S.A.

Note No 42. Contingent liabilities

On June 26, 1998, Orbis S.A. and the company Kulczyk Holding S.A. signed a conditional sale agreement, whereby Orbis S.A. acquired 9.22% of shares in Autostrada Wielkopolska S.A. worth PLN 42 495 thousand. According to the provisions of the said agreement, Kulczyk Holding S.A. was bound to repurchase the shares (upon the demand by Orbis S.A.) at a price paid by Orbis S.A. plus the interest on 52-week Treasury bonds (put option price), should Orbis S.A. fail to be granted the right to construct or operate accommodation facilities along the Nowy Tomyśl – Konin section of the A2 motorway within 2 years from the initial financial closure, i.e. by October 30, 2000. At the same time, Kulczyk Holding S.A. may, during the above mentioned time period, demand from Orbis S.A. the resale of the above-mentioned shares at a repurchase price increased by an additional 15%.
On October 11, 200, an annex to the conditional sale agreement was signed with Kulczyk Holding S.A.. The said annex upheld the possibility to use the above-mentioned option despite the fact that the shares in Autostrada Wielkopolska S.A. have been contributed to the company AWSA Holland II BV. On March 14, 2001, acting on the basis of an agreement between Orbis S.A. and AWSA Holland II BV, Orbis S.A. contributed all the shares in Autostrada Wielkopolska S.A. to a company AWSA Holland II BV established under the Dutch law as a premium contribution (note 28).

Note No 43. Post-balance-sheet events

1. On July 20, 2001, Orbis S.A. implemented the provisions of the Articles of Association of the limited liability company Globis Poznań Sp. z o.o. and executed a sale agreement with Globis Poznań Sp. z o.o., by virtue of which Globis Poznań Sp. z o.o. acquired from Orbis S.A. the right of perpetual usufruct of land located at Roosevelt street in Poznań,

Poland. The above mentioned transaction was concluded on terms specified in Resolution No 2 of the Extraordinary General Assembly of Shareholders of Orbis S.A.
/Current report no 25 dated June 20, 2001/.

2. Franklin Resources, Inc. and its affiliates reduced the share of their holdings in the equity of Orbis S.A. from 5% to 4.71%.
/Current report no 26/2001/.

Note No 44.

An Extraordinary General Assembly of Orbis S.A. Shareholders was held on September 18, 2001. The Assembly appointed a new Supervisory Board of Orbis S.A. composed of the following members: Michael Harvey, Andrzej Saja elected by way of voting in separate groups, and Eli Alroy, Wojciech Ciesielski, Stephane Michelangeli, Jean Philippe Savoye, David Vely.
Shareholders forming the voting groups no I and II delegated Michael Harvey and Andrzej Saja to perform supervisory functions on a permanent basis.
/Current report no 32/2001 dated 18.09.2001/

Note No 45.

The following exchange rates were applied for the purpose of conversion of the balance sheet item „Selected Financial Data" into EURO:

1) balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on June 30, 2001, 1 EURO = PLN 3.3783
2) profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. 1 EURO = PLN 3.4372.

Schedule no. 1

Financial statements of subsidiary company PORT „Silnowa" Sp. z o.o.

as of:	30.06.01	year 2000	30.06.00
Assets			
I. A. Fixed assets	2 922	2 863	2 834
1. Intangible assets	5	4	4
2. Goodwill after consolidation	-	-	-
3. Tangible fixed assets	2 917	2 859	2 830
4. Financial fixed assets, of which	-	-	-
5. Long-term receivables	-	-	-
II. Working assets	286	515	662
1. Stocks	62	61	72
2.Debtors and claims	127	91	340
3. Own shares for resale	-	-	-
4. Tradable securities	-	-	-
5. Cash and cash equivalents	97	363	250
III. Deferred payments	26	39	27
1. Deferred income tax	-	-	-
2. Other deferred payments	26	39	27
Assets, subtotal	3 234	3 417	3 523
LIABILITIES			
I. Equity	3 072	3 310	3 336
1. Share capital	1 650	1 650	1 650
2. Receivable capital contributions (negative value)	-	-	-
3. Supplementary capital	792	1 088	1 088
4. Reserve capital from revaluation	978	978	978
5. Other reserve capital	-	-	-
6. Exchange rate differences from foreign branches	-	-	-
7. Exchange rate differences after consolidation	-	-	-
8. Undistributed profits or uncovered losses brought forward	-110	-110	-110
9. Net profit (loss)	-238	-296	-270
II. Equity reserve created after consolidation	-	-	-
III. Minority shareholders' interests	-	-	-
IV. Provisions	-	-	-
1. Corporate income tax provisions	-	-	-
2. Other provisions	-	-	-
V. Creditors	130	104	122
1. Long-term creditors	10	10	20
2. Short-term creditors	120	94	102
VI. Accruals and deferred income	32	3	65
Liabilities, subtotal	3 234	3 417	3 523

CONSOLIDATED PROFIT AND LOSS ACCOUNT

as of	30.06.01	30.06.00
I. Net sales of finished products, goods for resale and raw materials	536	598
1. Net sales of finished products	534	597
2. Net sales of goods for resale and raw materials	2	1
II. Costs of products, goods and raw materials sold	712	780
1. Cost of finished products sold	710	779
2. Costs of goods sold for resale and raw materials	2	1
III. Gross profit (loss) on sales (I-II)	-176	-182
IV. Cost of sales	-	-
V. Costs of general overheads	88	94
VI. Profit (loss) on sales (III-IV-V)	-264	-276
VII. Other operating income	3	2
VIII. Other operating expenses	1	10
IX. Operating profit (loss) (VI+VII-VIII)	-262	-284
X. Sales of shares in other entities	-	-
XI. Income from remaining financial fixed assets	-	-
XII. Other financial income	24	14
XIII. Financial costs	-	-
XIV. Profit (loss) on business operations (IX+X+XI+XII-XIII)	-238	-270
XV. Net extraordinary items (XV.1. - XV.2.)	0	0
1. Extraordinary gains	-	-
2. Extraordinary losses	-	-
XVI. Consolidated goodwill amortization	-	-
XVII. Consolidated equity reserve depreciation write-offs	-	-
XVIII. Gross profit (loss)	-238	-270
XIX. Corporate income tax	-	-
XX. Other obligatory appropriations of profit (loss)	-	-
XXI. Income (loss) of associated equity companies (Group share)	-	-
XXII. (Income) loss of minority shareholders (Group share)	-	-
XXIII. Net profit (loss)	-238	-270

CONSOLIDATED CASH FLOW STATEMENT

as of	30.06.01	30.06.00
A. Net cash flow from operating activities (I+/-II) - indirect method	-126	-72
I. Net profit (loss)	-238	-270
II. Total adjustments	112	198
1. Income (loss) of minority shareholders (Group share)	-	-
2. (Income) loss of associated equity companies (Group share)	-	-
3. Depreciation write-offs (including goodwill amortization and equity reserve depreciation)	91	95
4. Profit (loss) from exchange rate differences	-	-
5. Interest and dividends	-	-
6. Profit (loss) from investment activities	-	-
7. Change in value of remaining reserves	-	-
8. Corporate income tax (as shown in the profit and loss account)	-	-
9. Corporate income tax paid	-	-
10. Change in stocks	-1	-2
11. Change in debtors	-36	47
12. Change in short term liabilities (except loans and credits)	51	-11
13. Change in deferred costs	10	8
14. Change in deferred income	-3	65
15. Other adjustments	-	-4
B. Net cash flow from investment activities (I-II)	-140	-25
I. Receipts from investment activities	24	14
1. Sale of intangible assets	-	-
2. Sale of tangible fixed assets	-	-
3. Sale of financial fixed assets including:	-	-
- in subsidiary companies	-	-
- in associated companies	-	-
- in the parent company	-	-
4. Sales of tradable short term securities	-	-
5. Repayment of long term loans granted	-	-
6. Dividends received	-	-
7. Interest received	24	14
8 . Other receipts	-	-
II. Expenditures on investment activities	-164	-39
1. Purchase of intangible assets	-	-2
2. Purchase of tangible fixed assets	-164	-29
3. Purchase of financial fixed assets including:	-	-
- in subsidiary companies	-	-
- in associated companies	-	-
- in the parent company	-	-
4. Purchase of own shares (interest)	-	-
5. Purchase of tradable short term securities	-	-
6. Granting of long terms loans	-	-
7. Dividend paid to minority shareholders	-	-
8. Other expenditures	-	-8
C. Net cash flow from financing activities (I-II)	0	-10
I. Receipts from financing activities	0	0
1. Receipt of long term loans and credits	-	-
2. Issue of bonds or other long terms debt securities	-	-
3. Receipt of short term loans and credits	-	-
4. Issue of bonds or other short terms debt securities	-	-
5. Receipts from issue of own shares	-	-
6. Shareholders loans on capital	-	-
7. Other receipts	-	-
II. Expenditures on financing activities	0	-10
1. Repayment of long term loans and credits	-	-10
2. Purchase of bonds or other long terms debt securities	-	-
3. Repayment of short term bank credits and loans	-	-
4. Purchase of bonds or other short terms debt securities	-	-
5. Costs of issue of own shares	-	-
6. Purchase of own shares	-	-
7. Dividend payments and other payments to shareholders	-	-
8. Profit share for management and supervisory staff	-	-
9. Expenditures on social items	-	-
10. Lease payments	-	-
11. Interest paid	-	-
12. Other expenditures	-	-
D. Net cash flow, total (A+/-B+/-C)	-266	-107
E. Change in cash position	-266	-107
- including change in cash position due to exchange rate differences	-	-
F. Cash at opening balance	363	357
G. Cash at closing balance (F+/- D)	97	250

Financial statements of associated company Królewska Sp. z o.o.

as of:	30.06.01	year 2000	30.06.00
Assets			
I. A. Fixed assets	29 485	18 121	10 677
1. Intangible assets	1 616	1 977	2 338
2. Goodwill after consolidation	-	-	-
3. Tangible fixed assets	27 869	16 144	8 339
4. Financial fixed assets, of which	-	-	-
5. Long-term receivables	-	-	-
II. Working assets	9 861	6 751	2 976
1. Stocks	-	5	-
2.Debtors and claims	1 282	508	449
3. Own shares for resale	-	-	-
4. Tradable securities	-	-	-
5. Cash and cash equivalents	8 579	6 238	2 527
III. Deferred payments	-	-	-
1. Deferred income tax	-	-	-
2. Other deferred payments	-	-	-
Assets, subtotal	39 346	24 872	13 653
LIABILITIES	-	-	-
I. Equity	12 201	12 638	13 050
1. Share capital	15 174	15 174	15 174
2. Receivable capital contributions (negative value)	-	-	-
3. Supplementary capital	-	-	-
4. Reserve capital from revaluation	-	-	-
5. Other reserve capital	-	-	-
6. Exchange rate differences from foreign branches	-	-	-
7. Exchange rate differences after consolidation	-	-	-
8. Undistributed profits or uncovered losses brought forward	-2 536	-1 104	-1 104
9. Net profit (loss)	-437	-1 432	-1 020
II. Equity reserve created after consolidation	-	-	-
III. Minority shareholders' interests	-	-	-
IV. Provisions	-	-	-
1. Corporate income tax provisions	-	-	-
2. Other provisions	-	-	-
V. Creditors	27 145	12 234	603
1. Long-term creditors	-	-	-
2. Short-term creditors	27 145	12 234	603
VI. Accruals and deferred income	-	-	-
Liabilities, subtotal	39 346	24 872	13 653

CONSOLIDATED PROFIT AND LOSS ACCOUNT

as of	30.06.01	30.06.00
I. Net sales of finished products, goods for resale and raw materials	12	1
1. Net sales of finished products	12	1
2. Net sales of goods for resale and raw materials	-	-
II. Costs of products, goods and raw materials sold	-	-
1. Cost of finished products sold	-	-
2. Costs of goods sold for resale and raw materials	-	-
III. Gross profit (loss) on sales (I-II)	12	1
IV. Cost of sales	-	-
V. Costs of general overheads	648	766
VI. Profit (loss) on sales (III-IV-V)	-636	-765
VII. Other operating income	0	0
VIII. Other operating expenses	0	571
IX. Operating profit (loss) (VI+VII-VIII)	-636	-1 336
X. Sales of shares in other entities	-	-
XI. Income from remaining financial fixed assets	-	-
XII. Other financial income	199	334
XIII. Financial costs	0	0
XIV. Profit (loss) on business operations (IX+X+XI+XII-XIII)	-437	-1 002
XV. Net extraordinary items (XV.1. - XV.2.)	-	-
1. Extraordinary gains	-	-
2. Extraordinary losses	-	-
XVI. Consolidated goodwill amortization	-	-
XVII. Consolidated equity reserve depreciation write-offs	-	-
XVIII. Gross profit (loss)	-437	-1 002
XIX. Corporate income tax	-	18
XX. Other obligatory appropriations of profit (loss)	-	-
XXI. Income (loss) of associated equity companies (Group share)	-	-
XXII. (Income) loss of minority shareholders (Group share)	-	-
XXIII. Net profit (loss)	-437	-1 020

CONSOLIDATED CASH FLOW STATEMENT

as of	30.06.01	30.06.00
A. Net cash flow from operating activities (I+/-II) - indirect method	-1 896	-241
I. Net profit (loss)	-437	-1 020
II. Total adjustments	-1 459	779
1. Income (loss) of minority shareholders (Group share)	-	-
2. (Income) loss of associated equity companies (Group share)	-	-
3. Depreciation write-offs (including goodwill amortization and equity reserve depreciation)	338	363
4. Profit (loss) from exchange rate differences	-	-
5. Interest and dividends	-199	-334
6. Profit (loss) from investment activities	-	571
7. Change in value of remaining reserves	-	-
8. Corporate income tax (as shown in the profit and loss account)	-	18
9. Corporate income tax paid	-	-21
10. Change in stocks	5	-
11. Change in debtors	-774	-382
12. Change in short term liabilities (except loans and credits)	-829	564
13. Change in deferred costs	-	-
14. Change in deferred income	-	-
15. Other adjustments	-	-
B. Net cash flow from investment activities (I-II)	-11 702	-4 612
I. Receipts from investment activities	-	-
1. Sale of intangible assets	-	-
2. Sale of tangible fixed assets	-	-
3. Sale of financial fixed assets including:	-	-
- in subsidiary companies	-	-
- in associated companies	-	-
- in the parent company	-	-
4. Sales of tradable short term securities	-	-
5. Repayment of long term loans granted	-	-
6. Dividends received	-	-
7. Interest received	-	-
8 . Other receipts	-	-
II. Expenditures on investment activities	-11 702	-4 612
1. Purchase of intangible assets	-	-
2. Purchase of tangible fixed assets	-11 702	-4 612
3. Purchase of financial fixed assets including:	-	-
- in subsidiary companies	-	-
- in associated companies	-	-
- in the parent company	-	-
4. Purchase of own shares (interest)	-	-
5. Purchase of tradable short term securities	-	-
6. Granting of long terms loans	-	-
7. Dividend paid to minority shareholders	-	-
8. Other expenditures	-	-
C. Net cash flow from financing activities (I-II)	15 939	334
I. Receipts from financing activities	-	-
1. Receipt of long term loans and credits	-	-
2. Issue of bonds or other long terms debt securities	-	-
3. Receipt of short term loans and credits	15 740	-
4. Issue of bonds or other short terms debt securities	-	-
5. Receipts from issue of own shares	-	-
6. Shareholders loans on capital	-	-
7. Other receipts	199	334
II. Expenditures on financing activities	-	-
1. Repayment of long term loans and credits	-	-
2. Purchase of bonds or other long terms debt securities	-	-
3. Repayment of short term bank credits and loans	-	-
4. Purchase of bonds or other short terms debt securities	-	-
5. Costs of issue of own shares	-	-
6. Purchase of own shares	-	-
7. Dividend payments and other payments to shareholders	-	-
8. Profit share for management and supervisory staff	-	-
9. Expenditures on social items	-	-
10. Lease payments	-	-
11. Interest paid	199	-
12. Other expenditures	-	-
D. Net cash flow, total (A+/-B+/-C)	2 341	-4 519
E. Change in cash position	2 341	-4 519
- including change in cash position due to exchange rate differences	-	-
F. Cash at opening balance	6 238	7 046
G. Cash at closing balance (F+/- D)	8 579	2 527

Financial statements of associated company PH Majewicz Sp. z o.o.

as of:	30.06.01	year 2000	30.06.00
Assets			
I. A. Fixed assets	3 275	3 649	3 860
1. Intangible assets	633	751	870
2. Goodwill after consolidation	-	-	-
3. Tangible fixed assets	2 642	2 898	2 990
4. Financial fixed assets, of which	-	-	-
5. Long-term receivables	-	-	-
II. Working assets	1 900	1 697	1 736
1. Stocks	218	244	259
2.Debtors and claims	533	426	439
3. Own shares for resale	-	-	-
4. Tradable securities	720	675	599
5. Cash and cash equivalents	429	352	439
III. Deferred payments	150	28	208
1. Deferred income tax	-	-	-
2. Other deferred payments	150	28	208
Assets, subtotal	5 325	5 374	5 804
LIABILITIES			
I. Equity	2 958	2 913	3 250
1. Share capital	4 400	4 400	4 400
2. Receivable capital contributions (negative value)	-	-	-
3. Supplementary capital	23	23	14
4. Reserve capital from revaluation	290	290	299
5. Other reserve capital	-	-	-
6. Exchange rate differences from foreign branches	-	-	-
7. Exchange rate differences after consolidation	-	-	-
8. Undistributed profits or uncovered losses brought forward	-1 800	-1 178	-1 178
9. Net profit (loss)	45	-622	-285
II. Equity reserve created after consolidation	-	-	-
III. Minority shareholders' interests	-	-	-
IV. Provisions	-	-	-
1. Corporate income tax provisions	-	-	-
2. Other provisions	-	-	-
V. Creditors	2 366	2 461	2 554
1. Long-term creditors	1 454	1 454	1 697
2. Short-term creditors	912	1 007	857
VI. Accruals and deferred income	1	0	0
Liabilities, subtotal	5 325	5 374	5 804

CONSOLIDATED PROFIT AND LOSS ACCOUNT as of	**30.06.01**	**30.06.00**
I. Net sales of finished products, goods for resale and raw materials	4 499	4 404
1. Net sales of finished products	4 466	4 379
2. Net sales of goods for resale and raw materials	33	25
II. Costs of products, goods and raw materials sold	4 366	4 677
1. Cost of finished products sold	4 355	4 671
2. Costs of goods sold for resale and raw materials	11	6
III. Gross profit (loss) on sales (I-II)	133	-273
IV. Cost of sales	-	-
V. Costs of general overheads	-	-
VI. Profit (loss) on sales (III-IV-V)	133	-273
VII. Other operating income	4	35
VIII. Other operating expenses	39	5
IX. Operating profit (loss) (VI+VII-VIII)	98	-243
X. Sales of shares in other entities	-	-
XI. Income from remaining financial fixed assets	-	-
XII. Other financial income	64	62
XIII. Financial costs	105	105
XIV. Profit (loss) on business operations (IX+X+XI+XII-XIII)	57	-286
XV. Net extraordinary items (XV.1. - XV.2.)	-	1
1. Extraordinary gains	1	1
2. Extraordinary losses	1	-
XVI. Consolidated goodwill amortization	-	-
XVII. Consolidated equity reserve depreciation write-offs	-	-
XVIII. Gross profit (loss)	57	-285
XIX. Corporate income tax	12	-
XX. Other obligatory appropriations of profit (loss)	-	-
XXI. Income (loss) of associated equity companies (Group share)	-	-
XXII. (Income) loss of minority shareholders (Group share)	-	-
XXIII. Net profit (loss)	45	-285

CONSOLIDATED CASH FLOW STATEMENT

as of	30.06.01	30.06.00
A. Net cash flow from operating activities (I+/-II) - indirect method	255	-192
I. Net profit (loss)	45	-285
II. Total adjustments	210	92
1. Income (loss) of minority shareholders (Group share)	-	-
2. (Income) loss of associated equity companies (Group share)	-	-
3. Depreciation write-offs (including goodwill amortization and equity reserve depreciation)	463	453
4. Profit (loss) from exchange rate differences	-	-
5. Interest and dividends	-	-
6. Profit (loss) from investment activities	-	-
7. Change in value of remaining reserves	-	-
8. Corporate income tax (as shown in the profit and loss account)	-	-
9. Corporate income tax paid	-	-
10. Change in stocks	12	16
11. Change in debtors	26	-44
12. Change in short term liabilities (except loans and credits)	-91	-168
13. Change in deferred costs	-79	-164
14. Change in deferred income	-122	-
15. Other adjustments	1	1
B. Net cash flow from investment activities (I-II)	-56	-114
I. Receipts from investment activities	-	-
1. Sale of intangible assets	-	-
2. Sale of tangible fixed assets	-	-
3. Sale of financial fixed assets including:	-	-
- in subsidiary companies	-	-
- in associated companies	-	-
- in the parent company	-	-
4. Sales of tradable short term securities	-	-
5. Repayment of long term loans granted	-	-
6. Dividends received	-	-
7. Interest received	-	-
8 . Other receipts	-	-
II. Expenditures on investment activities	-56	-114
1. Purchase of intangible assets	-1	-
2. Purchase of tangible fixed assets	-55	-114
3. Purchase of financial fixed assets including:	-	-
- in subsidiary companies	-	-
- in associated companies	-	-
- in the parent company	-	-
4. Purchase of own shares (interest)	-	-
5. Purchase of tradable short term securities	-	-
6. Granting of long terms loans	-	-
7. Dividend paid to minority shareholders	-	-
8. Other expenditures	-	-
C. Net cash flow from financing activities (I-II)	-121	-121
I. Receipts from financing activities	-	-
1. Receipt of long term loans and credits	-	-
2. Issue of bonds or other long terms debt securities	-	-
3. Receipt of short term loans and credits	-	-
4. Issue of bonds or other short terms debt securities	-	-
5. Receipts from issue of own shares	-	-
6. Shareholders loans on capital	-	-
7. Other receipts	-	-
II. Expenditures on financing activities	-121	-121
1. Repayment of long term loans and credits	-121	-121
2. Purchase of bonds or other long terms debt securities	-	-
3. Repayment of short term bank credits and loans	-	-
4. Purchase of bonds or other short terms debt securities	-	-
5. Costs of issue of own shares	-	-
6. Purchase of own shares	-	-
7. Dividend payments and other payments to shareholders	-	-
8. Profit share for management and supervisory staff	-	-
9. Expenditures on social items	-	-
10. Lease payments	-	-
11. Interest paid	-	-
12. Other expenditures	-	-
D. Net cash flow, total (A+/-B+/-C)	78	-426
E. Change in cash position	78	-426
- including change in cash position due to exchange rate differences	-	-
F. Cash at opening balance	351	1 464
G. Cash at closing balance (F+/- D)	429	1 038

ORBIS
HOTELS

Commentary of Board Members

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

The **Orbis Group** was created in 1995, when the first consolidated balance sheet of units composing the Group was prepared.

The dominant company of the Group is **Orbis S.A.** and its business operations have the greatest impact upon the share quotations that are publicly listed for almost 4 years, i.e. since November 1997.

The consolidated financial statements of the Orbis Group present its business operations during the first half of the year 2001 and include, apart from **Orbis S.A.**:

- the consolidated financial statements of the group **PBP Orbis Sp. z o.o.** Warsaw (a subsidiary company),
- **Orbis Transport Sp. z o.o.** Warsaw (a subsidiary company),
- **Orbis Casino Sp. z o.o.** Warsaw (an associated company).

The consolidated financial statements of the **PBP Orbis** Group include PBP Orbis Sp. z o.o., parent (dominant) company and CB International Sp. z o.o., an associated company. PBP S.A. (in liquidation) was not included in the consolidated financial statements. An application to delete PBP S.A. from the register of companies has been filed this year.

By the end of the first six months of 2001, Orbis S.A. also held shares or interest in the following companies: Port Silnowa Sp.z o.o., Królewska Sp.z o.o., PH Majewicz Sp. z o.o., AWSA Holland II BV Sp.z o.o., Bank Współpracy Europejskiej S.A., PPTE Diament S.A., PolCard S.A., CRS Hotel SANA S.A., GLOBIS Poznań Sp. z o.o., GLOBIS Wrocław Sp. z o.o. and 4 companies which were being wound-up, i.e.: Polskie Hotele Sp. z o.o., Rena Kord S.A., Walewice Sp. z o.o. and Tarpan Sp. z o.o., as well as FM „Kowary" S.A. in bankruptcy.

The fundamental criterion for selection of the Orbis Group ownership portfolio structure is the subsidiarity of services rendered by individual companies, enabling the Group to create a comprehensive offer of services enabling it to effectively compete with other companies active in the hotel business and tourist services sector in benefiting from the potential offered by the tourist services market.

In order to achieve its targets, the Group undertook several restructuring activities, in particular modernization and development of its hotel network as well as introduction of modern marketing techniques with a view to expand the Group's offer and to fortify its distribution channels. The Group's organizational structure was reviewed and the number of its employees was adjusted to match the long-term market trends.

The performance of the Orbis Group during the first half of the year 2001 is an outcome of not so much the internal growth factors, such as the criteria of portfolio composition, but predominantly the external events which took place during the reporting period in question as well as factors to which the tourist business is extremely vulnerable, the impact of which is described in detail in sections describing the performance of the Group's subsidiary and associated companies.

CONSOLIDATION

The provisions of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz. U." No 121, item 591) and the implementing provisions concerning preparation of consolidated financial statements define the following criteria of participation in a capital group of companies:

- ♦ having the majority of the total number of votes in the Supervisory Board or the Management Board of a subsidiary company,
- ♦ exercising decision-making rights in respect of the financial policy and current business operations of the subsidiary company on the basis of a contract,
- ♦ the right to appoint and dismiss a majority of members in the subsidiary company,
- ♦ holding from 20% up to 50% of votes at the General Assembly of Shareholders of the subsidiary company,
- ♦ having a material influence over the financial policy and current business operations of the subsidiary company.

The composition of the **Orbis Group** during the end of the first half of 2001 verified in accordance with the above-mentioned criteria of group participation was as follows:

1. PBP "Orbis" Sp. z o.o. – 69.88% of shares in the declared capital, 69.89% of votes at the General Assembly of Shareholders,
2. „Orbis" Transport Sp. z o.o. – 82.38% of shares in the declared capital, 82.38% of votes at the General Assembly of Shareholders,
   (By virtue of resolutions passed at the Extraordinary General Assembly of Shareholders held on March 24, 2000 and November 15, 2000, the declared capital was raised to PLN 14,429.3 thousand; „Orbis" S.A. contribution to the increased share capital equals PLN 11,887.3 thousand, i.e. 82.38%; the capital increase was registered on January 15, 2001.)
3. PH "Majewicz" Sp. z o.o. - 49% of shares in the declared capital, 49% of votes at the General Assembly of Shareholders,
4. PORT "Slinowa" Sp. z o.o. - 100% of shares in the declared capital, 100% of votes at the General Assembly of Shareholders,
5. Orbis Casino Sp. z o.o. - 33.33% of shares in the declared capital, 33.33% of votes at the General Assembly of Shareholders,
6. Królewska Sp. z o.o. – 49% of shares in the declared capital, 49% of votes at the General Assembly of Shareholders.

The companies listed above carry out diversified and complimentary business operations in the field of tourist and hotel services.

In the first half of 2001, PBP Orbis Sp. z o.o., a subsidiary of Orbis S.A., held shares (in the equity) of the following corporate organizations :

- Polskie Biuro Podróży S.A. (under liquidation) - 97.67% of shares,
- „Orbis" Polish Travel Bureau Inc. (New York) - 88.0% of shares,
- CB International Sp. z o.o. - 49.0% of shares,
- Inter Bus Sp. z o.o. - 31.0% of shares,
- Dom Polski S.A. (The Czech Rep.) - 1.0% of shares,
- First Travel GmbH (Germany) - 1.0% of shares,
- „Orbis" Transport Sp. z o.o. - 0.36% of shares,
- Tarnowska Agencja Rozwoju Regionalnego - 0.18% of shares.

The following companies were included in the consolidation:
- PBP ORBIS Sp. z o.o. dominant company
- CB International Sp. z o.o. associated company

In the consolidated financial statements, CB International Sp. z o.o. was accounted for by the equity method.

DESCRIPTION OF COMPANIES CONSOLIDATED IN THE GROUP'S BALANCE SHEET

The dominant company - Orbis S.A.

Orbis S.A. is a hotel group leading the Central and Eastern European hotel networks in terms of number of hotel rooms.

Orbis S.A. owns 56 hotels in 29 major Polish cities and tourist locations. 55 hotels are owned and operated by Orbis S.A., while one hotel , i.e. "Pod Orłem" Hotel in Bydgoszcz is operated on the basis of a franchising agreement. Orbis S.A. offers almost 10.5 thousand rooms and has a 38% share in the market of three, four and five-star hotels.

A part of the hotels operated by Orbis belongs to international hotel systems.

Agreements entered into with the Accor Group concern the following hotels:
- Forum in Cracov (bound by an agreement with Bass Hotels & Resorts until December 31, 2000, since January 1, 2001, operating under the Sofitel brand),
- Panorama in Wrocław (since January 1, 2001, operating under the Mercure brand),
- Victoria in Warsaw (until March 31, 2001, the hotel operated under the name Victoria Inter-Continental on the basis of an agreement with Bass Hotels & Resorts, while since April 1, 2001, operating under the Sofitel brand),
- Continental in Cracov (since April 1, 2001, operating under the Novotel brand),
- Novotels in Gdańsk, Olsztyn, Poznań, Warszaw and Wrocław.

Agreements with Bass Hotels & Resorts concern the following hotels:
- Forum in Warsaw,
- Holiday Inn in Warsaw.

Majority of the hotels are located in Poland's main cities. Their pro rata share, measured in terms of number of rooms, equals: 51% in Cracov, 64% in Poznań, 53% in Wrocław, 75% in Trójmiasto (Gdańsk, Gdynia, and Sopot) and 49% in Warsaw. The remaining hotels are housed in locations with attractive tourist valor, such as: Zakopane, Karpacz, Kołobrzeg and Mrągowo.

According to the „*Hotels*" magazine dated July 2001, Orbis S.A. is positioned as 84th on the list of the top 300 major hotel networks in the world.

Orbis competitors, mainly foreign, boost the continuous improvement of the standards and comprehensiveness of services provided by Orbis S.A., achieved mainly through modernization, overhauls as well as the implementation of a long-term investment program and action strategy, the predominant goal of which is essentially the perfection of sales tools and strengthening the intensity of marketing activities.

Subsidiary company - the PBP Orbis Sp. z o.o. Group

The PBP Orbis Group is composed of: PBP Orbis Sp. z o.o., as a parent (dominant) company and CB International Sp. z o.o., an associated company.

PBP Orbis Sp. z o.o., also known as Orbis Travel, provides diversified tourist and travel services in Poland and abroad. The company organizes private and package tours, runs ticket sale, rents cars mobile telephones and sells insurance policies. The company has its own currency exchange offices as well as a network of 27 branches (acquisition & sale outlets), specialized units of foreign incoming tourist services, congresses and hunting services office. PBP Orbis has also executed franchising agreements with 75 licensed travel agencies.

In 1995, PBP Orbis along with Gromada and Air Tours founded Polskie Biuro Podróży S.A, a tour operator of foreign outgoing tourist services (under liquidation since the year 2000).

The associated company - CB International Sp.z o.o. runs specialized operations related to servicing incoming traffic from Israel. Its largest revenues are attributable to the so-called Survivor's March organized every two years.

Subsidiary company - Orbis Transport Sp. z o.o.

The company occupies an important position in the Orbis Group due to the type and scale of its business operations as well as subsidiarity of services rendered.

Its core business includes bus passenger services on international routes and rent of passenger vehicles within the framework of the license granted by Hertz Rent a Car. The company also leases passenger vehicles within the framework of the license granted by Hertz Leasing.

An associated company - Orbis Casino Sp. z .o.o.

The company's business consists in running casinos and arcade games salons as well as providing food & beverage services in 11 casinos located in Orbis hotels, such as "Victoria-Sofitel" in Warsaw, "Sofitel" in Cracov, "Neptun" in Szczecin, "Grand" w Sopot, "Warszawa" in Katowice, "Unia" in Lublin, "Giewont" in Zakopane, "Marina" in Gdańsk and „Poznań" in Poznań, "Grand" in Warsaw and in the Łódź Business Center in Łódź.

The company also operates arcade games salons in the following hotels: "Grand" in Warsaw, "Petropol" in Płock and "Grand" in Łódź.

Moreover, in accordance with the Company's Articles of Association, during the first six months of the year 2001, Orbis Casino Sp. z o.o. carried out business operations in the following fields:

- domestic and foreign trade,
- training courses,
- consulting, representation and agency services,
- publishing,
- entertainment,
- advertising,

- trade in and management of real property,
- activities related to recreation as well as cultural and sports events
- finance intermediary services in respect of granting financial and cash loans outside the banking system as well as ancillary services in respect of financial agency services, including running currency exchange offices.

During the first six months of the year 2001, the Company opened to casinos in the "Grand" Hotel in Warsaw and in the Łódź Business Center in Łódź.

PERFORMANCE DURING THE FIRST SIX MONTHS OF THE YEAR 2001

The dominant company - Orbis S.A.

During the semi-annual period of the year 2001, the sales figures reflecting the value of sales of finished products, goods for resale and raw materials reached PLN 347,544 thousand and accounted for 90.6% of sales revenues achieved during the corresponding period of the previous year. Throughout that period, ORBIS hotels recorded a significant deterioration of operating results. The decline of the financial result was to a large extent affected by the fall in the hotel room occupancy rate by 2.5%, accompanied by a reduction of average rates by almost 11%, thus negatively affecting the revenues from sales of hotel accommodation services, which fell by 13%. Decrease of the revenues is also attributable to the strength of the Zloty towards the EURO, while majority of services was sold to customers of the EURO zone.

The costs of products, goods and raw materials sold during the first 6 months of the year 2001 amounted to PLN 253,520 thousand, which reflects a decrease by 3.8% as compared to the corresponding period last year (despite a 6.7% inflation rate). The cost of sales accounted for 96.2% while the general overheads equaled 94.4% as compared to the corresponding period of the past year.

The gross profit on sales during the first 6 months of the year 2001 equaled PLN 94,024 thousand and recorded a 21.6% decline as compared to the corresponding figure for the first six months of year 2000. Taking into account costs of sales and general overheads as well as other operating income, the operating profit equaled PLN 24,416 thousand and accounted for 45.4% of operating profits generated during the corresponding period last year.

The results of financial operations during the first 6 months of the year 2001 declined by 73.49 % as compared to the corresponding period of the year 2000, primarily as a result of decrease in the revenues (by PLN 6.7 million) generated by companies managing the assets of Orbis S.A. caused by the withdrawal of a substantial share of assets from the custody of asset management companies to finance the planned investment outlays from these resources and shrinkage in the amount of interest generated from long-term deposits as a result of decrease in the interest-bearing cash deposits.

The financial costs grew during the first 6 months of the year 2001 by 35.0% as compared to the corresponding period of the year 2000 as a result of increased negative translation adjustments by PLN 877 thousand, mainly due to adjustments in the valuation of funds obtained by way of a EURO-denominated credit, caused by a decline in the rate of exchange of foreign currencies during the first 6 months of the year 2001 as well as increase

in the interest due to the State Treasury as a result of corrections in the settlement of tax liabilities to the State budget for the past years.

The gross profit amounted to PLN 27,130 thousand, which represents a 57.4% decrease in comparison to the last year's figure. The book income tax included dissolved provisions created during the past years for investment reliefs as well as amounts due as temporary differences in the costs of revenues obtained. The fiscal income tax for the first half of 2001 included a PLN 3,324 thousand deduction from the taxable base as a result of settlement of the investment relief in the year 2000. The fiscal tax for the first six months of the year 2001 equaled PLN 11,108 thousand while the book tax PLN 8,170 thousand.

The net profit for the period in question equaled PLN 18,960 thousand, which reflects a 57.9% decrease as compared to the first 6 months of the year 2000.

Earnings per share in the Company calculated for the last 12 months declined by 17.9% from PLN 1.56 for the first half of 2000 to PLN 1.28 for the corresponding period of the year 2001.

AS a result of implementing the employment restructuring program, the average employment at the end of the first six months of the year 2001 declined by 9.2% as compared to the corresponding period in the year 2000 and reached the level of 7,817 full-time posts. The employment per available room coefficient in hotels declined from 0.87 to 0.74.

The average remuneration amounting to PLN 2,609 grew by 4.1% as compared to the remuneration paid during the corresponding period of the past year. It reflects an actual decrease of real salaries (the annual inflation rate in June equaled 6.7%).

The evaluation of the Company's ability to meet its current liabilities was performed with the use of the Current Ratio (Working-Capital Ratio) (CR) which equaled 1.7 and the Quick Ratio (QR), i.e. the Acid-Test Ratio, which equaled 1.5.

During the first 6 months of the year 2001, the average inventory turnover ratio amounted to 9 days and remained on the same level as compared to the corresponding period of 2000 despite the decrease in stocks. The debtor collection period ratio equaled 23 days and grew by 5 days as compared to the past year. The level of this ratio was affected by the increase in the level of receivables by 13.4% during the first 6 months of the year 2001 as compared to the corresponding period of the past year and decline in sales revenues by 9.4%.

The debt to equity ratio amounted to 9.0% during the first 6 months of the year 2001, which represents a minor increase as compared to its level during the corresponding period of 2000 (8.9%), which means that the share of liabilities in financing the Company's assets increased.

The return on sales ratio (ROS) reached the average level of 5.5% during 2001 and was lower than the ratio achieved in 2000 (11.7%). This decline is attributable primarily to decrease of the net profit by 58%, with the sales figures declining by 9%.

Subsidiary company - the PBP Orbis Sp. z o.o. Group

1. PBP Orbis Sp. z o.o.

The gross financial result achieved by PBP Orbis Sp. z o.o. during the first 6 months of the year 2001 equaled minus 2,769.9 thousand, which is an improvement as compared to the corresponding period of the past year by 1,444.6 thousand, i.e. by 34.3%.

However, deceleration of the rate of economic development of the country in 2000 did not favor planning longer and more expensive holidays abroad. Very diverse and broad offer prepared by travel agents faced a clear excess of supply over demand.

Sales of finished products, goods for resale and raw materials during the first 6 months of the year 2001 reached PLN 79,986.9 thousand. As compared to the corresponding period of the past year, the operating income was lower by 13.9% and equaled PLN 12,909.8 thousand. Lower revenues caused by a decline in the number of customers were recorded in foreign outgoing tourist traffic segment (by PLN 4,862.3 thousand) and foreign incoming traffic segment (by PLN 4,653.5 thousand) as well as domestic tourism (by PLN 1,257.1 thousand). Revenues in the travel service segment increased by PLN 691 thousand.
During the period in question, the costs of sales grew amounted to PLN 82,532.8 thousand and were by PLN 14,219.5 thousand, i.e. 14.7% lower than those incurred during the first 6 months of the year 2000. Direct costs, mainly attributable to foreign outgoing and incoming traffic equaled in aggregate PLN 9,302.9 thousand and decreased by 16.3%, indirect costs declined by 9.9% and general overheads fell by PLN 645.8 thousand.

During the first 6 months of the year 2001, financial revenues outweighed the costs by PLN 718.5 thousand. During the corresponding period of the past year, the balance was negative (-79.0 thousand).

The investment outlays during the first 6 months of the year 2001 equaled PLN 598.7 thousand, of which the major portion of expenditure (PLN 329.1 thousand) was allotted for purchase of computer equipment, means of transportation (PLN 139.7 thousand) and necessary purchases of fixed assets related to the finishing of the overhaul in the branch Warszawa Śródmieście.

2. *CB International Sp. z o. o.*

The company conducts specialized business operations consisting in servicing incoming tourist traffic from Israel. Its core activities involve two segments of the said market:

- youth tourism, promoted on the basis of an agreement with the Israel's Ministry of Education,
- package tours for elderly tourists who developed an emotional need to visit Poland, particularly places commemorating the sufferings endured by the Jewish community.

The business operations of CB International Sp. z o.o. is characterized by a 2-year cycle, as the so called Survivors' March (generating substantial revenues for the company) is organized every two years.

Another of the Survivors' Marches will be organized in 2002. No revenues from this event in 2001 had an impact upon the Company's revenues that fell by 29.9% (PLN 4.1 million) as compared to the past year and upon the gross profit that declined by 35.6%. The gross profit generated by CB International at the end of the first six months of the year 2001 equaled PLN 806.5 thousand, while its net profit amounted to PLN 576.2 thousand.

In 2001, CB International paid PLN 528.2 thousand to PBP „Orbis" Sp. z o.o. by way of dividend for 2000.

Subsidiary company - Orbis Transport Sp. z o.o.

During the first 6 months of the year 2001, the balance of assets and liabilities of the Company equaled PLN 70,563.2 thousand and was greater by 12% as compared to the corresponding figure recorded as of June 30, 2000. The operating revenues grew by 2.5%, while costs rose by 4.6%. The result was a decrease of gross profit on sales to a level corresponding to 56.5% of that generated during the first 6 months of the year 2000. The gross profit amounted to PLN 722.4 thousand.

The Company recorded the highest dynamics of revenue growth (by 32.2%) in the area of long-term lease and coach services (by 5.8%), while short-term rent-a-car services brought decreased revenues (by 8.8%).

The final performance of the Company was affected by revenues and costs of the remaining operations and well as financial transactions. Resale of fixed assets generated income of PLN 1,433.7 thousand, while financial transactions, PLN 1,289 thousand.

The gross profit generated by the company during the first 6 months of the year 2001 amounted to PLN 3,853.1 thousand and was by three times greater than the figure for the corresponding period in 2000 (PLN 1,188.6 thousand). After tax (of PLN 1,104.2 thousand), the net profit amounted to PLN 2,748.9 thousand.

The credit burden of the company totaling PLN 33,317.3 thousand was by PLN 3,642.9 thousand greater than the level of its indebtedness in the past year.

The share of the Company's equity in financing the Company's fixed assets amounted to 59.4% as of June 30, 2001.

The proportional contribution of individual segments to the structure of total revenues generated during the first 6 months of the year 2001 was as follows:

- coach lease – 42.1%
- long-term vehicle lease – 24,4%,
- rent-a-car – 25.7%,
- other – 7.8%.

An associated company - Orbis Casino Sp. z o.o.

The total revenues generated by the Company during the first 6 months of the year 2001 totaled PLN 127,177 thousand and declined as compared to the figure recorded

during the corresponding period of the past year by 3.8%. The figure of revenues less the wins was higher by 1.14% from the revenues generated during the first 6 months of the year 2000.

The structure of sales revenues was as follows:

- roulette, black jack, poker – 53.48%,
- arcade games – 40.77%,
- other – 5.75%.

The total costs incurred by the company during the period in question amounted to PLN 126,224 thousand and fell by 2.2% as compared to the past year's results. The major operating cost item (reduced by wins and games tax) were salaries and employee benefits which contributed 52.6% to the total operating costs (though they were lower by 13.7% as compared to the past year). The second largest cost item were the rent payments, amounting to 14.0% to the total costs' figure. The costs of outsourced services contributed 10.7%.

During the first 6 months of the year 2001, the gross profit generated by the Company equaled PLN 983 thousand, while the net profit amounted to PLN 601 thousand and was lower by PLN 1,504 thousand, i.e. 71.4%, than the net profit generated in the corresponding period of the year 2000.

As of June 30, 2001, the credit burden of the company amounted to PLN 2,05 thousand.

Investment expenditure during the first 6 months of the year 2001 totaled PLN 5,527 thousand.